FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of May 2010

ELRON ELECTRONIC INDUSTRIES LTD.
(Translation of Registrant’s Name into English)

 3Azrieli Center, Triangle Building, 42nd Floor, Tel Aviv  • ISRAEL

(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☑   Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark if the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-(2):  82-_______

English Translations of Registrant’s Reports filed with  the Israeli Securities Authority on May 13, 2010 in connection with the Registrant's Financial Results for the First Quarter of 2010.

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SIGNATURE

    Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELRON ELECTRONIC INDUSTRIES LTD. (Registrant)

Dated: May 13, 2010	By:	/s/ Yaron Elad
Yaron Elad
VP & CFO

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Elron Electronic Industries Ltd.

English Translation of Quarterly Report for the Period ended March 31, 2010

On January 6, 2010, the Company’s shares were delisted from NASDAQ and the Company ceased to be regarded as a foreign entity pursuant to Section 1 of the Israeli Securities Law. Accordingly, from the aforesaid date, the Company ceased to report under the reporting regime applicable to dual listed companies and began to report pursuant to Chapter 6 of the Israeli Securities Law.

According to a response letter received by the Company from the Israeli Securities Authority’s staff pursuant to the Company's request for a preliminary directive ("ISA Letter"), the Company elected not to publish its annual report for 2009 pursuant to the provisions of Chapter 6 of the Israeli Securities Law. Nevertheless, on March 28, 2010, the Company published its annual report on Form 20F for 2009 as required by U.S. law, ref. no. 2010-01-435822 (an amendment to the aforesaid statement was published by the Company on April 13, 2010, ref. no. 2010-01-448629). In addition and according to the ISA Letter, the Company is publishing this report pursuant to the provisions of Chapter 6 of the Securities Law, containing a full description (and not only an update) of any matter required to be described in the periodic report with respect to the Company and the development of its business, in which any material change or update occurred with respect to information that would have been provided in the periodic report for 2009, had the Company published a periodic report pursuant to Chapter 6 of the Securities Law, and also containing a report of the Board of Directors for the reporting period pursuant to the provisions of Section 10 of the Securities Regulations (Periodic and Immediate Reports), 5730-1970, with respect to the periods included in the interim financial statements in the first quarterly report for 2010. Notwithstanding, for the sake of completion, at times this report includes information with regard to which no material change or update has taken place during the reporting period.

Part A – Updates Regarding the Description of the Corporation’s Businesses for the Period ended on March 31, 2010

Definitions

In this report, the following expressions shall have the following meanings, unless specifically otherwise specified.

Term	Meaning
The Company/Elron	Elron Electronic Industries Ltd.
Dollar	U.S. dollar
DIC	Discount Investment Corporation Ltd.
IDB	IDB Holding Corporation Ltd.
IDB Development	IDB Development Corporation Ltd.
DEP	DEP Technology Holdings Ltd.
RDC	RDC Rafael Development Corporation Ltd.
Medingo	Medingo Ltd.
Wavion	Wavion Inc.
Given Imaging	Given Imaging Ltd.
Starling	Starling Advanced Communications Ltd.
Teledata	Teledata Networks Ltd.
Galil Medical	Galil Medical Ltd.
Companies Law	Companies Law, 5759-1999

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Securities Law	Israeli Securities Law, 5728-1968
Group Companies	Consolidated Companies, Associate Companies and Other Companies Held by the Company.
Consolidated Companies	Companies that are controlled by the Company pursuant to Accounting Standard IAS 27R, and whose financial statements are consolidated with the Company’s financial statements
Associate Companies	Companies in which the Company has a material influence and are not Consolidated Companies.
Other Companies Held by the Company	Companies held by the Company, which are neither Consolidated Companies nor Associate Companies.

Forward-Looking Information

In this report, which contains a description of the entity's businesses for the first quarter of 2010, the Company included, with respect to itself and to the Group Companies, forward-looking information, as defined in the Securities Law. Such information includes, inter alia, projections, goals, evaluations and estimates, which refer to future events or matters, whose realization is uncertain and beyond the Company’s control. Forward-looking information in this report shall be generally identified specifically or by such expressions as “the Company expects”, “the Company estimates”, “the Company intends” and similar expressions.

Forward-looking information does not constitute a proven fact and is only based on the subjective estimation of the Company, which has relied in its assumptions, inter alia, on the analysis of general information which was before it at the time of the preparation of this report, including public releases, studies and surveys, with respect to which no assurance as to the veracity or completeness of the information contained therein was provided, and its veracity was not examined independently by the Company.

In addition, the realization and/or non-realization of the forward-looking information shall be affected by factors that cannot be evaluated in advance and are beyond the Company’s control.

Therefore, although the Company believes that its expectations, as specified in this report, are reasonable, there is no certainty that the Company’s actual results in the future will be in accordance with such expectations and they may differ from those presented in the forward-looking information as set forth herein.

In cases where forward-looking information has been included as aforesaid, same has been specifically indicated.

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1. Activities of the Entity

Elron is a technology operating holding company from the IDB Group, operating through Group Companies. The Company usually invests in companies in such a manner that vests it with influence on their direction and management. The activities of some of the Group Companies developed and grew out of the Company's subsidiary, RDC, which has first rights to exploit commercially certain technologies of Rafael Advanced Defense Systems Ltd.("Rafael"), the largest research and development organization of Israel's Ministry of Defense, in non-military markets.

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The following is a diagram of the Company’s holding structure, including companies held by the Company and by DEP and RDC directly (except for non-active companies)1:

Elron Electronic Industries Ltd.
50.1%
100%
Elbit Ltd.
Elbit Vision
Systems Ltd.
34%
Atlantium
Technologies
Inc.
InnoMed
Ventures
Limited
Partnership
GigOptix Inc.
Jordan Valley
Semi-
conductors Ltd.
DEP
Technology
Holdings Ltd.
Galil Medical
Ltd.*
Given Imaging
Ltd.
Medingo Ltd.
BrainsGate Ltd.
NuLens Ltd.
Notal Vision
Inc.
Pocared
Diagnostics Ltd.
Impliant Inc.
Sync-Rx Ltd.
Wavion Inc.
Starling
Advanced
Communica-
tions Ltd.
Teledata
Networks Ltd.
Safend Ltd.
PLYmedia Inc.
XSIGHTS Media
Ltd.
ActySafe Ltd.
RDC - Rafael
Development
Corporation
Ltd.
20%
8%
14%
23%
12%
8%
23%
35%
27%
32%
48%
84%
82%
17%
9%
36%
95%
100%
23%
17%
66%
32%
21%
26%
28%
B.P.T Bio Pure
Technology
Ltd.
* Holding at balance sheet
 date before completion of
 sale of Galil Medical.
Aqwise Wise
Water
Technologies
Ltd.
100%
7%
3.5%

1 The data in the diagram describe the holdings in the issued capital (and represent the Company’s holdings in preference shares in the Group Companies as if converted to ordinary shares) not on a fully diluted basis.

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2. Changes in the Entity’s Businesses

The following are important changes or new matters that occurred in the entity's businesses since January 1, 2010:

Agreement to Sell Company’s and RDC’s Holdings in Medingo

For a description of the agreement for the sale of Elron's and RDC's holdings in Medingo see Note 3b to the interim consolidated financial statements as of March 31, 2010.

Medingo was established by RDC in November 2005 to develop medical devices aimed to improve the quality of life for people living with diabetes.  Medingo has seven patents issued and 153 pending patent applications.

The data included in Note 3b to the interim consolidated financial statements as of March 31, 2010 includes forward-looking information. Forward-looking information is uncertain information concerning the future, based on information existing in the Company on the date of the report, which includes estimates or intentions of the Company as of the date of the report. The actual results may be materially different than the results estimated in or implied by this information, inter alia if the aforesaid transaction is not completed or completed differently than the aforesaid.

Agreement to Sell Company’s and RDC's Holdings in Galil Medical

For a description of the agreement for the sale of Elron's and RDC's holdings in Galil Medical see Note 3g to the interim consolidated financial statements as of March 31, 2010.

Sale of Company’s Holdings in Teledata

For a description of the agreement for the sale of Elron's holdings in Teledata see Note 3f to the interim consolidated financial statements as of March 31, 2010.

Teledata, founded in 1981, provides innovative access products and solutions for both traditional and Next Generation Networks, or NGN, to telecom operators and service providers, which allow operators to provide a large variety of services over copper lines and optic fibers, including voice, data and video (Triple Play) for business and residential customers. Teledata's solutions provide a smooth migration path from existing legacy networks into NGN technologies. Teledata has a range of products which it sells directly and indirectly through distributors to Europe, Asia, Africa and Latin America.

The data included in Note 3f to the interim consolidated financial statements as of March 31, 2010 includes forward-looking information. Forward-looking information is uncertain information concerning the future, based on information existing in the Company on the date of the report, which includes estimates or intentions of the Company as of the date of the report. The actual results may be materially different than the results estimated in or implied by this information, inter alia if the aforesaid transaction is not completed or completed differently than the aforesaid.

3. Investments in the Entity’s Capital and Transaction in its Shares

IDB Development increased the cumulative percentage of its (indirect) holdings in the Company above 50% as a result of the purchase of the Company’s shares in insignificant quantities by Clal Insurance Enterprise Holdings Ltd. and/or entities (mainly institutional entities) managed by companies under its control.

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In this regard, on March 25, 2010, IDB Development received an approval from the Director General of the Israel Anti-Trust Authority to hold more than 50% of the Company’s issued share capital. This approval also enables DIC to increase its holdings in the Company’s issued share capital to more than 50% of the Company’s issued capital.

4. General Environment and Effect of External Factors on the Entity’s Activities

General Environment and Effect in the Medical Devices Industry – Regulation of the Healthcare System in the United States.

Changes in legislation and regulation of the healthcare system and efforts made by cost-bearing third parties to control the costs of the health services may materially adversely affect the businesses of the Group Companies engaged in the development of medical devices.

Recently, significant reforms have been raised and adopted in connection with the United States healthcare system. The federal legislation that was approved changes the nature of the health insurance reimbursement, introduces new models of patient treatment and the policy of reimbursement or monetary compensation of medical treatments. Various proposals to reform healthcare issues in the United States. have also been raised at the state level. The Company, at this stage, cannot anticipate which and what of these legislative or regulative initiatives will be implemented at the United States. federal or state level, if any, or the future effect of such legislation or regulation on the Group Companies engaged in medical devices. However, insofar as significant changes will occur in the United States healthcare system, which may derogate from or reduce the reimbursement for products of the Group Companies engaged in medical devices, it may damage the businesses of these companies.

5. Products and Services

Given Imaging – Transfer of Manufacturing Lines for Bravo Capsules

In the course of 2009, the Bravo capsule and related systems thereof were manufactured for Given Imaging by Medtronic pursuant to the terms of a supply agreement, which Given Imaging signed with Medtronic in the framework of the acquisition of the Bravo pH monitoring activity from Medtronic. Simultaneously, Given Imaging completed the transfer of the industrial manufacturing lines and the know-how of this product from the United States to Israel. From January 1, 2010, Given Imaging is now manufacturing the Bravo capsule product in its manufacturing facility in Israel, in two manufacturing lines. The Bravo pH monitoring system is the only wireless, catheter-free pH test for Gastro Esophageal Reflux Disease, or GERD. The system uses a disposable capsule temporarily placed in the esophagus that measures pH levels and transmits the data to an external receiver.

6. New Products

Given Imaging – Software for Observing and Analyzing pH Test Results with the Bravo Capsule

The Bravo capsule system manufactured by Given Imaging also includes software for observing and analyzing the pH test results. The current software, named POLYGRAM NET, was developed by Medtronic. In the course of 2009, Given Imaging completed the development of its own software, named Rapid pH. Given Imaging commenced the marketing and sale of the software at the beginning of 2010.

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Given Imaging – Intention to Commence the Marketing of the PillCam COLON 2 Capsules

PillCam COLON is one of the video capsules developed by Given Imaging (in this section: the “Capsule”). The Capsule contains a photographic and lighting device at the two ends of the Capsule. The Capsule is a complementary instrument for the colonoscopy examination and represents an appropriate indication for patients who underwent a brief colonoscopy examination or who are unable or unwilling to undergo a colonoscopy examination. The use of the capsule does not require the administration of tranquilizers or sedation medication intubation or radioactivity.

Given Imaging began marketing the new generation of the Capsule in Europe after obtaining the CE mark in the second half of 2007. In November 2009, Given Imaging obtained the CE mark for the second generation of the Pill Cam COLON 2 product. Given Imaging intends to begin selling the second generation of the Capsule in Europe in the course of 2010. This product has not yet obtained the FDA approval for marketing in the United States.

Medingo – Approval and Marketing of the SOLO System

Medingo, which develops medical devices intended to improve the quality of life of people with diabetes, developed a low-cost insulin micro-device, named Solo Micro-Pump™ (the “Solo Device”), which is expected to replace the more expensive conventional pump model. The Solo Device is an Insulin micro-device with a remote control enabling to customize many parameters of the treatment to the patient’s specific needs.

The Solo Device consists of two main components. The first component is the micro-pump itself, which is mostly disposable. The second component is the remote-control device that enables the patients to customize personally the treatment by the user and doctor, thereby obtaining full optimization of the glucose level in the blood. The Solo Device enables the re-use of expensive parts of the system (pumping mechanism, remote-control device) and one-time use of inexpensive parts every 2-3 days, according to health and safety recommendations.

In July 2009, Medingo obtained FDA approval to market the Solo Device system in the United States. In January 2010, this approval was expanded to children under the age of 18. The ISO approval was received in November 2009. The CE approval is expected to be received in the course of 2010.

Medingo has manufactured a limited number of units via manual assembly for prototypes, clinical trials and initial sales of the Solo Device system. Medingo expects that, subject to the volume of orders, it may be required to design and purchase automatic assembly machines in order to satisfy the demand for the product in the future in order to increase the operational efficiency.

For details concerning the sale of Medingo see Note 3b to the interim consolidated financial statements as of March 31, 2010.

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7. Customers

On March 11 2010, Starling reported that SpaceStar Aerospace Technology Applications Co. Ltd. (“SpaceStar”) had notified Starling that after examination of the vehicle antenna system by SpaceStar (an examination that was a condition for the commencement of serial supplies), it had approved the continued performance of the transaction and transition to the supply phase of the antenna system pursuant to the terms of the agreement.

The agreement includes certain requirements concerning the antenna system's technical specifications, which is an improved system as compared with the systems supplied until now. In addition, various components of the antenna system will be partly manufactured by Starling and partly by SpaceStar. The assembly and examination of the antenna systems will be carried out by SpaceStar in its factories in China. Starling will provide SpaceStar with information and instruction for the aforesaid assembly and examination activities. The antenna systems that will be jointly manufactured by Starling and SpaceStar will be marketed under a joint brand of Starling and SpaceStar. SpaceStar will be permitted to market and sell these products to its customers, provided that these sales shall be made to customers approved in advance by Starling.

Information regarding the planned supply of antenna systems according to this order or according to the total obligation of Starling toward SpaceStar constitutes forward-looking information and may not materialize.

Starling was founded in late-2003 as a private company in Israel, engaged in the development, manufacture, marketing and sale of antenna systems for satellite communication enabling broad-band data transfer to mobile platforms, such as aircraft, trains and special-purpose vehicles (security and rescue vehicles and so forth). Starling's antenna system allows the transfer of information in the Ku Band frequency range. This frequency range allows the transfer of information at rapid rates in various applications, such as internet, e-mail, telephone and television to the end-user. Starling's securities, including its shares, are traded on the Tel Aviv Stock Exchange. The Company, by itself and through its holdings in RDC, holds 68% of Starling’s issued capital (50% concatenated holding).

8. Human Capital

8.1 Changes During the Report Period

Since January 2010, Mr. Yaron Elad, a CPA, has served as the Company’s Chief Financial Officer. Mr. Elad joined the Company in July 2007 as a comptroller and since January 2010, as aforementioned, has served as the Chief Financial Officer.

8.2 Compensation of Senior Officers

See Section III.5 of the Board of Directors Report for the first quarter of 2010 concerning bonuses granted to senior officers during the reporting period.

9. Investments For details about the Company’s investments in its Group Companies after January 1, 2010, see Note 3 of the Financial Statements as well as Section I.4 of the Board of Directors’ Report for the First Quarter of 2010.

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General

During the period of this Report (i.e. January 1, 2010, to March 31, 2010), the Company invested in its Group Companies the total sum of $9.4 million. For details about the Company’s investments in its Group Companies, see Note 3 of the consolidated financial statements for the first quarter.

10. Material Agreements

With respect to material agreements since January 1, 2010, see description of the principles of the agreement for the sale of Medingo and the principles of the agreement for the sale of Teledata in Notes 3b and 3f to the interim consolidated financial statements.

11. Legal Proceedings See Note 4 to the consolidated financial statements for the first quarter

/s/ Zvi Slovin Zvi Slovin	/s/ Ari Bronshtein Ari Bronshtein	/s/ Yaron Elad Yaron Elad
Co-CEO	Co-CEO	CFO

May 13, 2010, Tel Aviv

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Elron Electronic Industries Ltd.
English Translation of Board of Directors Report
for the First Quarter of 2010

I. Board of Directors' Analysis of the Company's Business

1. General

Elron Electronic Industries Ltd. ("Elron" or "the Company"), a member of the IDB Holding group, is a high technology operational holding company that operates through subsidiaries, associates and available-for-sale investments, referred to as "group companies". Elron generally invests in companies in a manner that vests it with influence on their direction and management. Some of Elron's group companies grew out of its subsidiary, RDC – Rafael Development Corporation ("RDC"), established by Elron together with Rafael Advanced Defense Systems Ltd. ("Rafael"), the largest research and development organization of Israel's Ministry of Defense. RDC has first rights to exploit commercially certain technologies of Rafael in non-military markets.

Elron supports its group companies and is directly involved in their direction including through membership on their boards of directors and communication with their managements: selecting and manning senior management positions, business plan preparation, research and development and operational guidance, and introductions to potential strategic partners. Elron's group companies currently comprise public and privately held companies at various levels of  development and progress. See the annex to the financial statements for details on the holdings of Elron.

The field of technology in which the group companies operate is characterized by the high degree of risk inherent in their products, their continuous technological innovation and their penetration into world markets, which require investment of considerable resources and continuous development efforts. The future success of Elron's group companies is dependent upon their technological quality, intellectual property, prices and nature of their products in comparison to the products of their competitors and their ability to introduce new products to the markets at the right time, while offering cost effective solutions suitable to their customers' needs. Furthermore, the future success of Elron's group companies is dependent upon the condition of the capital markets and their availability to raise financing.

Elron's goal is to build and realize value for its shareholders through the sale to third parties of a portion or all of its holdings in, or the issuance of shares by, its group companies, while simultaneously seeking opportunities to acquire or invest in new and existing companies at different stages of development including early stage and more mature companies. The Company believes that this strategy is conducive to its goal of increasing shareholder value as well as contributes to obtaining capital to support the growth of its group companies and to invest in new business opportunities. The nature of Elron's business, therefore, is expected to  result in volatility in its results of operations, depending on the transactions that occur within a given period.

Elron's operational results in any given period is due, for the most part, to the results of operations of those of its group companies which are accounted by the Company under the consolidation or equity method of accounting and dispositions and changes in holdings of group companies as well as impairment charges. As most of Elron's group companies are technology companies which have not yet generated significant revenues and which invest considerable resources in research and development and in marketing activities, without further exit transactions, the Company has experienced, and expects to continue to experience, losses in respect of these companies to the extent they are accounted by it under the consolidation or equity method of accounting, as well as impairment charges for those investments in which the carrying amount will exceed the fair value.

Elron's capital resources in any given period are primarily affected by the extent of its investment in existing and new companies, the realization of certain holdings and available credit lines or loans, as well as the impact of any dividends or distributions to its shareholders and/or from its group companies. The results of operations of Elron's group companies, and consequently, Elron's results of operations and capital resources, are affected by general economic conditions as well as by factors specifically related to the technology markets and capital markets, which significantly affect the ability of Elron's group companies to raise financing and Elron's ability to dispose of holdings and realize gains from its holdings.

Elron Electronic Industries Ltd.
English Translation of Board of Directors Report
for the First Quarter of 2010

The global markets are currently experiencing an economic slowdown which is adversely affecting Elron's and its group companies' businesses. As a result, high-technology companies, such as Elron's group companies, have experienced and may experience in the future difficulties in raising additional financing required to effectively operate and grow their businesses. This slowdown, and the financial crisis that preceded it (see Section II.5), have also adversely affected the Company's financial results, which are directly impacted by its ability to conclude profitable "exit" transactions of companies in its group.

During 2009 and the first quarter of 2010, the Company continued to invest in and support its existing group companies, investing in fewer existing companies than in the past in an effort to focus on such companies.

Elron entered into a Services Agreement with Discount Investment Corporation Ltd. ("DIC"), the Company's principal shareholder, pursuant to which, effective from May 1, 2009, Elron receives managerial and administrative services from DIC. Other than the CEO and CFO who are to be appointed by Elron following its proposal of such officers, and approval by DIC and the Board of Directors, the services are performed by persons designated by DIC, all of whom are employed or otherwise engaged by DIC. For these services Elron pays DIC an annual fee equal to NIS 4.7 million linked to the Israeli consumer price index (currently equivalent to approximately $1.3 million) per year. The term of the Services Agreement is three years, subject to either party having the right to terminate it on at least 120 days prior notice if DIC is no longer the Company's largest shareholder. In connection with the Services Agreement, all employees except the Company's Chairman ended their employment with Elron in May 2009, some of whom joined DIC immediately thereafter.

2. Major Events in the First Quarter of 2010

The major changes are described in Notes 1 and 3 to the Company's consolidated interim financial statements, the most notable  of which are the following changes:

Delisting and Transition to IFRS.  On January 6, 2010, Elron voluntarily delisted from the Nasdaq Global Select Market. Elron further intends to terminate the registration of its ordinary shares under the Securities Exchange Act of 1934 ("Exchange Act") as soon as possible under Securities and Exchange Commission ("SEC") rules, thereby terminating its obligation to file annual and other reports with the SEC. The Company does not expect such deregistration to take effect earlier than the first quarter of 2011, if at all. Elron's ordinary shares will continue to be listed and traded on the Tel Aviv Stock Exchange, its principal trading market. As a result of the delisting, Elron is now required to comply with reporting requirements in accordance with both Israeli and U.S applicable securities laws and regulations.

As a result of the delisting from Nasdaq, Elron commenced reporting in accordance with the reporting obligations under the Israel Securities Law (1968) applicable to reporting companies in Israel which are not dual-listed. As a result, Elron changed its financial reporting principles from generally accepted accounting principles in the United States ("U.S. GAAP") to International Financial Reporting Standards ("IFRS"). As permitted under the Exchange Act and the regulations promulgated thereunder, Elron's consolidated financial statements are prepared in conformity with IFRS (without reconciliation to U.S. GAAP). Elron's consolidated financial statements for the year ended December 31, 2009 were the Company's first annual financial statements prepared in accordance with IFRS. The preparation of the Company's consolidated financial statements in accordance with IFRS resulted in changes to the accounting policies as compared with the most recent annual financial statements as of December 31, 2008 and for the year then ended prepared under U.S. GAAP. Elron's significant accounting policies are more fully described in Note 2 to its consolidated financial statements as of December 31, 2009. The material differences between reporting according to U.S. GAAP and IFRS principles are more fully described in Note 6 to the Company's consolidated interim financial statements as of March 31, 2010.

Elron Electronic Industries Ltd.
English Translation of Board of Directors Report
for the First Quarter of 2010

Execution of an Agreement to Sell Medingo. In October 2009, a non-binding indication of interest was received from F. Hoffman-La Roche Ltd. ("the Acquirer") regarding a potential acquisition of all the shares of Medingo Ltd. (“Medingo”). Medingo, which is currently 92% held by Elron, including 84% held by RDC, is engaged in the development of an insulin micro-pump for people with diabetes. Following negotiations between the parties, on April 13, 2010, subsequent to the balance sheet date, a definitive sale agreement was executed, the principal terms of which include, inter alia, the following terms: (i) upon completion of the transaction, the selling shareholders will receive consideration in the aggregate amount of $160 million, subject to certain adjustments, of which an amount of $29 million will be held in escrow for a period of up to 24 months to cover mainly potential indemnification payments which may be due from the selling shareholders in connection with breaches, if any, of the sale agreement and certain potential future claims relating to Medingo, if any ("Escrow Amount"), (ii) the selling shareholders will receive gradual payments of additional contingent consideration of up to $40 million conditional upon Medingo achieving, gradually, over a certain period (currently estimated by the parties to extend up to approximately 5 years from completion of the transaction) certain operational milestones ("Contingent Consideration"), (iii) during the interim period between the execution of a definitive agreement and the completion of the transaction, certain activities of Medingo will require consent of or coordination with the purchaser as customary in transactions of such type, (iv) following the completion of the transaction, Elron's and RDC's maximum potential indemnification obligations under the sale agreement will be limited to approximately 110% of their respective parts of the total consideration amount, except – with respect to each of them separately – in case of fraud or willful misconduct by it, (v) the completion of the transaction is subject to obtaining applicable regulatory approvals within 4 months following the execution of the definitive agreement, subject to extension of 90 days (if required).

In the event of completion of the transaction:

1. Elron and RDC expect to receive aggregate proceeds currently estimated to be between $14 and $19 million for Elron, and $94 and $145 million for RDC (including up to $3 million for Elron and $28 million for RDC, from the Contingent Consideration to the extent payable).

2. Elron would record a net gain estimated at this stage to be between $59 million and $84 million. Part of the net gain exceeding $59 million may be recorded in later stages taking into consideration certain future events which may affect the amounts to be released to the selling shareholders from the Escrow Amount or their entitlement to the Contingent Consideration. The net gain amounts include Elron's share of the net gain estimated at this stage to be recorded by RDC.

There is no assurance as to the completion of the transaction and the timing thereof.

Elron Electronic Industries Ltd.
English Translation of Board of Directors Report
for the First Quarter of 2010

Execution of an Agreement to Sell Teledata. In February 2010, Elron and other major shareholders of Teledata Networks Ltd. ("Teledata") commenced negotiations for the sale, by way of merger, of all of the outstanding shares of Teledata to Enablence Technologies Inc. (the "Acquirer"), a non-Israeli company publicly traded in Canada. Teledata, which is currently 21% held by Elron, provides innovative access products and solutions for both traditional and Next Generation Networks, or NGN, to telecom operators and service providers. In April 2010, following negotiations between the parties and discussions with other Teledata shareholders, a definitive merger agreement was executed between Teledata, its principal shareholders, including the Company ("Major Shareholders") and the Acquirer, including, inter alia, the following principal terms: (i) upon completion of the transaction, consideration will be received  in the aggregate amount of $50 million, including $10 million payable in cash, $10 million payable in non-tradable bonds of the Acquirer and $30 million payable in tradable shares of the Acquirer. Of this consideration, shares of the Acquirer equivalent to $5 million will be deposited in escrow for a period of up to 12 months to cover, mainly, possible indemnification which may become due to the Acquirer in connection with breaches, if any, of the merger agreement by any of the other parties thereto and possible future claims relating to Teledata, if any, (ii) upon completion of the transaction all outstanding shareholders' loans granted to Teledata by Elron (in the aggregate amount of approximately $1 million, and which are convertible into Teledata shares) shall be assigned to the Acquirer. The abovementioned consideration includes the consideration for such assignment, (iii) each of the Major Shareholders shall only be liable for part of the indemnification amounts that may become due to the Acquirer, each according to its share of the consideration, and will not be liable for any breaches of the merger agreement by any other major shareholders. The liability of each Major Shareholder's liability for its representations and obligations towards the Acquirer will be limited to its share of the aggregate consideration, while its liability for representations and obligations relating to Teledata shall be limited (except in certain matters) to each such shareholder's share of the consideration held in escrow described above, (iv) any shares of the Acquirer to be received as part of the consideration shall be subject to a lock-up  period of 6 to 12 months commencing from the closing date of the transaction, (v) on the closing date of the transaction, all shareholders' guarantees granted by the Major Shareholders to Teledata, and all obligations of the Major Shareholders to grant shareholders guarantees or collaterals for loans to Teledata shall be cancelled. The aggregate amount of such obligations granted by Elron is approximately $4.2 million (including actual guarantees granted by Elron to Teledata in the aggregate amount of approximately $2 million), (vi) during the interim period between the execution of the definitive merger agreement and the completion of the transaction, certain activities of Teledata, not in the ordinary course of business, will require consent of the Acquirer as customary in transactions of such type, (vii) the completion of the transaction is subject, inter alia, to obtaining required regulatory approvals and other approvals required by law and agreements with certain third parties. Should the merger not be completed by December 31, 2010, each party to the transaction shall have the right to terminate it, subject to postponement of this date in certain circumstances set forth in the merger agreement.

In the event of completion of the Transaction:

1. Elron expects to receive aggregate proceeds of approximately $24 million, including approximately $3 million payable in cash, approximately $4 million payable in bonds of the Acquirer and approximately $17 million payable in shares of the Acquirer (of which shares of the Acquirer in an amount equivalent to approximately $2 million will be held in escrow).

2. Elron would record a net gain, estimated at this stage, to be between $22 million and $25 million. Elron estimates at this stage, that out of the said aggregate net gain, upon the completion of the transaction, a net gain of approximately $22 million would be recorded. The balance of the said aggregate net gain may be recorded in later stages, or not at all, taking into consideration certain future events which may affect the amount of shares to be released to Elron from the shares in escrow.

There is no assurance as to the completion of the transaction and the timing thereof.

3. Results of Operations

The Company operates in one business segment, which is the investment in and enhancement of companies. This segment includes the Company's headquarters and the investment in and support of the group companies. During the period of this report, no changes or expansions occurred in the Company’s business segments. The Company has no other business segments as defined by the Schedule to the Securities Regulations (Prospectus Details and Draft – Structure and Form), 5729-1969.

The loss attributable to Elron's shareholders in the first quarter of 2010 amounted to $12,897 thousand, as compared to a loss of $12,164 thousand in the first quarter of 2009. The net loss per share attributable to Elron's shareholders in the first quarter of 2010 amounted to $0.44, as compared to a net loss per share of $0.41 in the first quarter of 2009.

The loss for the first quarter of 2010 resulted mainly from Elron's share of the net loss of its group companies in the amount of approximately $11,271 thousand (net of non-controlling interest), which resulted mainly from the losses of Starling, Medingo, Wavion and Teledata. These amounts include excess cost amortization in respect of certain group companies in the amount of $1,417 thousand.

The loss for the first quarter of 2009 resulted mainly from Elron's share of the net losses of its group companies in the amount of $9,808 thousand (net of non-controlling interest), resulting mainly from the losses of Starling, Medingo and Pocared. These amounts include excess cost amortization in respect of certain group companies in the amount of approximately $1,525 thousand.

Elron Electronic Industries Ltd.
English Translation of Board of Directors Report
for the First Quarter of 2010

I. Composition of the Company's Results of Operations

	For the three months ended March 31, 2010	For the three months ended March 31, 2009	For the year ended December 31, 2009
	Unaudited		Audited
	$ thousands
Sale of goods	1,655	3,432	9,904
Income (loss) from disposal of businesses and associates and changes in holdings in associates, net	(70)	(70)	31,802
Financial income	524	1,143	1,413
Total income	2,109	4,505	43,119
Equity in losses of associates, net	4,541	4,575	10,514
Cost of sales	728	1,516	4,824
Research and development expenses, net	6,265	5,237	25,699
Selling and marketing expenses	2,083	1,892	8,985
General and administrative expenses	4,638	4,424	15,865
Amortization of intangible assets	354	354	1,416
Financial expenses	1,580	911	5,434
Other expenses (income), net	(302)	566	2,230
Total costs and expenses	19,887	19,475	74,967
Loss before taxes on income	(17,778)	(14,970)	(31,848)
Tax benefit	316	-	2,453
Loss	(17,462)	(14,970)	(29,395)
Loss attributable to the Company's shareholders	(12,897)	(12,164)	(14,304)
Loss attributable to non-controlling interest	(4,565)	(2,806)	(15,091)
Basic loss per share attributable to the Company's shareholders (in $)	(0.44)	(0.41)	(0.48)

II. Analysis of the Company's Results of Operations

Sales of Goods

This item included mainly sales of goods by the following companies:

	For the three months ended March 31, 2010	For the three months ended March 31, 2009
	unaudited
	$ thousands
Wavion	1,648	1,900
Sela*	-	1,532

* SELA was consolidated in the Company's financial results until September 30, 2009.

Gains from Disposal of Businesses and Associates and Changes in Holdings in Associates, net

In the first quarters of 2010 and 2009, the Company had no material gains from disposal of businesses and associates and changes in holdings in associates.

Financial Income

Financial income in the first quarter of 2010 amounted to $524 thousand, compared with $1,143 thousand in the first quarter of 2009. The financial income in the first quarter of 2010 resulted mainly from interest income from loans granted by the Company to associates and from interest income on bank deposits. The financial income in the first quarter of 2009 resulted mainly from a decrease in the market value of Starling's debentures, from interest income from loans granted by the Company to associates and from interest income on bank deposits.

Elron Electronic Industries Ltd.
English Translation of Board of Directors Report
for the First Quarter of 2010

Equity in Losses of Associates, net

The Company's share of net losses of associates resulted from holdings in certain investments that are accounted for under the equity method. The Company's share of net losses of associates amounted to $4,541 thousand in the first quarter of 2010, compared with $4,575 million in the first quarter of 2009.

The Company expects that most of its group companies will continue to recognize losses in future periods, as they invest significant resources in research and development and sales and marketing activities and have not yet generated significant revenues. The Company's results of operations will therefore be affected by the extent of its share of their losses (to the extent they are reported under the equity method of accounting). See "Analysis of the Results of Operations of the Company's Major Holdings" below.

Cost of Sales

Cost of sales consisted primarily of expenses related to salaries and materials associated with supplying products to the Company's subsidiaries, Wavion and Sela (until the deconsolidation of Sela as of September 30, 2009, as a result of its sale). Cost of sales in the first quarter of 2010 amounted to $728 thousand, compared with $1,516 thousand in the first quarter of 2009. The decrease resulted mainly from the deconsolidation of Sela, as previously mentioned.

Operating Expenses

Operating expenses in the first quarter of 2010 were comprised mainly of research and development expenses, net, sales and marketing and general and administrative expenses of Elron's and RDC's corporate operations and of consolidated companies (excluding amortization of intangible assets which is presented separately) and amounted to $12,986 thousand in the first quarter of 2010 and $11,553 thousand in the first quarter of 2009. The following table summarizes the operating results of the Company and its main consolidated companies:

	For the three months ended March 31, 2010	For the three months ended March 31, 2009
	unaudited
	$ thousands
Corporate	1,051	2,224
RDC	2,209	429
Wavion	2,388	1,436
Medingo	4,159	2,890
Starling	2,131	1,540
Impliant*	-	1,351

* Impliant was consolidated in the Company's financial results until September 30, 2009.

Corporate: Corporate operating expenses in the first quarter of 2010 amounted to $1,051 thousand compared with $2,236 thousand in the first quarter of 2009. The decrease resulted mainly from the implementation of the Services Agreement with DIC (see Section I.1 above) and from other measures implemented since May 2009, aimed at reducing operational costs.

RDC: RDC's operating expenses in the first quarter of 2010 amounted to $2,209 thousand compared with $429 thousand in the first quarter of 2009. The increase resulted mainly from a one-time expense with respect to the signing of a settlement agreement with an officer of RDC (see Note 5 to the interim consolidated financial statements).

Wavion: Wavion's operating expenses in the first quarter of 2010 amounted to $2,388 thousand compared with $1,436 thousand in the first quarter of 2009. The increase resulted mainly from increased marketing and sales efforts.

Elron Electronic Industries Ltd.
English Translation of Board of Directors Report
for the First Quarter of 2010

Medingo: Medingo's operating expenses in the first quarter of 2010 amounted to $4,159 thousand compared with $2,889 thousand in the first quarter of 2009. The increase resulted mainly from an increase in research and development expenses.

Starling: Starling's operating expenses in the first quarter of 2010 amounted to $2,131 thousand compared with $1,540 thousand in the first quarter of 2009. The increase resulted mainly from an increase in research and development expenses.

Amortization of Intangible Assets

Amortization of intangible assets amounted to $354 thousand in the first quarters of 2010 and 2009, resulting mainly from amortization of intangible assets attributed to technology as a result of the initial consolidation of Wavion.

Financial Expenses

Financial expenses in the first quarter of 2010 amounted to $1,580 thousand compared with $911 thousand in the first quarter of 2009. The financial expenses in the first quarter of 2010 resulted mainly from interest expenses from loans granted to Elron, RDC and Wavion, and from an increase in the market value of Starling's Debentures. The financial expenses in the first quarter of 2009 resulted mainly from accumulated interest expenses in respect of Starling's debentures, and expenses incurred in respect of Starling's liability to the Office of the Chief Scientist.

Other Expenses (Income), net

Other income, net, amounted to $302 thousand in the first quarter of 2010 compared with other expenses, net, in the amount of $566 thousand in the first quarter of 2009. The income, net, in the first quarter of 2010 resulted mainly from Elron's share in the gains of InnoMed Ventures Limited Partnership, an Elron holding. Expenses, net, in the first quarter of 2009 resulted mainly from an impairment charge in respect of Elbit Vision Systems Ltd. ("EVS").

III. Analysis of the Results of Operations of the Company's Major Holdings

Given Imaging (a 27% direct and indirect holding through RDC) reported the following results of operations presented according to U.S. GAAP (and IFRS in parentheses):

	For the three months ended March 31, 2010	For the three months ended March 31, 2009	Increase (Decrease)
unaudited
	$ thousands		%
Sales	32,097 (32,097)	30,473 (32,473)	5% (5)%
Net income attributable to shareholders	2,053 (2,549)	239 (317)	759% (700)%

The main factors influencing Given Imaging's results in the first quarter of 2010 compared with the first quarter of 2009 were an increase in sales, and as a result, an improvement in gross profit.

Teledata Networks (a 21% holding) reported the following results:

	For the three months ended March 31, 2010	For the three months ended March 31, 2009	Increase (Decrease)
	unaudited
	$ thousands		%
Sales	13,991	8,349	68%
Net income attributable to shareholders	2,739	1,619	69%

The main factors influencing Teledata's results in the first quarter of 2010 compared with the first quarter of 2009 were a significant increase in sales, and as a result, an improvement in gross profit.

Elron Electronic Industries Ltd.
English Translation of Board of Directors Report
for the First Quarter of 2010

4. Liquidity and Capital Resources

	March 31, 2010	December 31, 2009
	(unaudited)	(audited)
	$ thousands
Total assets in the consolidated balance sheet	208,758	213,080
Investments in associate companies and available for sale assets	130,867	127,764
Property, plant and equipment (not including held for sale assets)	64,801	73,864
Intangible assets, net	7,069	7,521
Current liabilities (not including held for sale liabilities)	24,701	25,937
Long-term liabilities	70,590	65,050
Total liabilities	102,075	90,987
Equity attributable to shareholders including non-controlling interest	106,683	122,093

Elron's primary cash flows (non-consolidated)	For the three months ended March 31, 2010	For the three months ended March 31, 2009
	unaudited
	$ thousands
Gain from disposal of non-current investments of Elron	156	-
Dividends from group companies	-	3,673
Investments in group companies	9,397	2,265
Raising of debt	-	2,000

Consolidated cash and cash equivalents at March 31, 2010 were approximately $54,617 thousand, compared with approximately $64,747 thousand at December 31, 2009. Non-consolidated cash and cash equivalents at March 31, 2010 were approximately $50,037 thousand, compared with approximately $59,915 thousand at December 31, 2009. The main uses of cash in the first quarter of 2010 were approximately $9,397 thousand of investments and loans to group companies. The Company did not generate cash sources in the first quarter of 2010 apart from its cash sources as of December 31, 2009.

Elron's long-term loans at March 31, 2010 (not including consolidated companies) were approximately $47,040 thousand, including $30,000 thousand of loans from Israel Discount Bank, and $17,040 thousand of loans from DIC, $2,000 thousand of which were received during the first quarter of 2009. RDC's consolidated long-term loans as of March 31, 2010 were approximately $20,826 thousand, including $10,000 thousand of loans from Mizrahi Tefahot Bank, and $10,828 thousand from Rafael (see also Note 3 to the interim consolidated financial statements).

In February 2009, Given Imaging declared a special cash dividend of approximately $0.54 per share, of which Elron's and RDC's share was approximately $3,673 thousand and $1,438 thousand, respectively. Payment of the dividend was received in March, 2009.

In addition, convertible debentures at March 31, 2010 amounted to $4,164 thousand compared with $3,383 thousand at December 31, 2009. The balance represents the minority portion of the convertible debentures issued by Starling. The increase was mainly due to an increase in the market value of Starling's debentures.

Elron Electronic Industries Ltd.
English Translation of Board of Directors Report
for the First Quarter of 2010

As mentioned above, Elron did not generate cash from disposition of investments in the first quarters of 2009 and 2010.

Shareholders' equity attributable to shareholders at March 31, 2010 was approximately $114,786 thousand, representing approximately 55% of the total assets compared with $126,469 thousand, representing approximately 59% of total assets at December 31, 2009. The decrease resulted mainly from a $12,897 thousand loss attributable to shareholders and a decrease in capital reserves from foreign currency translation differences in the amount of $96 thousand, in respect of group companies whose operating currency is other than the dollar. This decrease was partially offset by an increase in capital reserves in respect of available for sale financial assets in the amount of $1,281 thousand.

Consolidated working capital at March 31, 2010 was approximately $40,100 thousand, compared with approximately $47,927 thousand at December 31, 2009. The decrease resulted mainly from a decrease in Elron's cash balance, the main uses of which were investments in group companies.

Investments during the first quarters of 2010 and 2009 amounted to approximately $9,397 and $2,265 thousand, as detailed in the following table:

	For the three months ended March 31, 2010	For the three months ended March 31, 2009
	unaudited
	$ thousands
Consolidated Companies *
RDC	3,750	-
Starling	1,811	-
Wavion	1,350	576
Medingo	330	105
	7,241	681
Associates and Other Investments:
NuLens	2,000	-
Safend	156	-
BrainsGate	-	500
BPT	-	500
Other	-	584
	2,156	1,584
Total corporate investments	9,397	2,265

*These investments do not affect the cash included in the consolidated financial statements.

During the first quarter of 2010, RDC's investments amounted to approximately $6,100 thousand.

Subsequent to the balance sheet date and through May 13, 2010, the Company invested an additional aggregate amount of approximately $6,000 thousand as detailed below:

unaudited
$ thousands
Consolidated Companies
Wavion	2,000
RDC	1,500
Medingo	1,400
Starling	1,100
6,000

Elron Electronic Industries Ltd.
English Translation of Board of Directors Report
for the First Quarter of 2010

Intangible assets as of March 31, 2010 mainly included intangible assets allocated to the agreement with Rafael in the amount of $3,051 thousand and technology allocated to Wavion in the amount of $3,892 thousand resulting from the initial consolidation of Wavion. The decrease compared with December 31, 2009 resulted mainly from amortization of intangible assets attributed to technology of Wavion in the amount of $354 thousand.

It should also be noted that in accordance with the information provided in Note 3 to the interim consolidated financial statements as of March 31, 2010 and regarding the transactions for the sale of Teledata and Medingo as described in Section I.2 above, Medingo is presented as a disposal group held for sale, the excess losses over the investment in Teledata was presented as a held for sale liability, and the investment in Galil Medical was presented in the interim consolidated financial statements as an asset held for sale.

II. Exposure to and Management of Market Risks

The report in this section refers to Elron and its consolidated companies to the extent that the exposure to market risks is material. The Company's risk management policy is implemented only for Elron itself. Elron does not determine the risk management policy for its group companies, and as of the date of this report, has  not taken any action in the reported period to hedge market risks resulting from operations of its group companies.

1. The Officer Responsible for Market Risk Management

The officer responsible for management of the Company's risks is Mr. Yaron Elad, the Company's Vice – President and Chief Financial Officer.

2. Detailed Description of Market Risk Exposure and Management

Elron is directly exposed to market risks resulting primarily from changes in interest rates, exchange rates, the Consumer Price Index (CPI), and share prices. In addition, Elron is indirectly exposed to the market risks affecting the operations of its group companies. In order to limit exposure, the Company and its subsidiaries may enter, from time to time, into various derivative transactions. The Company does not use financial instruments for trading purposes. It is the Company's policy and practice to use derivative financial instruments only to limit exposure. As previously mentioned, Elron does not manage the market risks of its group companies.

I. Interest Rate Risk

Elron is exposed to market risks resulting from changes in interest rates, relating primarily to its and RDC's loan obligations to banks. Elron and RDC do not use derivative financial instruments to limit exposure to interest rate risk. As of March 31, 2010, Elron and RDC had variable interest loans in the aggregate amount of $40,000 thousand. Therefore, an increase in interest rates would result in and increase in the Company's consolidated financial expenses.

II. Exchange Rate Risk

Since most of Elron's group companies are Israeli-related, the Company's main exposure, if any, results from changes in the exchange rate between the New Israeli Shekel and the U.S. dollar. Notwithstanding, the Company's functional currency, as well as that of most of its principal subsidiaries and associated companies, is the U.S. dollar. Elron's policy is to reduce exposure to exchange rate fluctuations by having most of its and its subsidiaries' assets and liabilities, as well as most of the revenues and expenditures in U.S. dollars, or U.S. dollar linked. However, salaries and related expenses as well as expenses related to the DIC Service Agreement (see Section I.1 above) are denominated in NIS and the loans received from DIC are denominated in NIS. It is the policy of Elron and its group companies to use derivative financial instruments, from time to time, to limit exposure to changes in the exchange rate between the NIS and the U.S. dollar or to keep a portion of the resources of the Company and its group companies in NIS against a portion of its future NIS expenses and against liabilities denominated in NIS. If the NIS will strengthen against the U.S. dollar, it will harm the results of operations of Elron and its group companies.

Elron Electronic Industries Ltd.
English Translation of Board of Directors Report
for the First Quarter of 2010

III. CPI Risk

As detailed in Section I.4 above, the Company received a loan from DIC which is linked to the Israeli CPI. As of March 31, 2010, the liability in respect of this loan totaled approximately $17,040 thousand. In addition, Elron and its group companies have signed a number of lease and other agreements that are linked to the CPI for various time periods, which are also impacted by changes in the CPI.

IV. Price Risk exposure Resulting from Fluctuations in Elron's Assets and in Starling's Debentures market price

Elron is exposed to fluctuations in the equity price of its holdings in publicly traded companies. As of March 31, 2010 Elron directly and indirectly held shares of publicly traded companies, primarily Given Imaging. Stock prices in the industries of these companies, and of these companies themselves, have historically experienced significant volatility. Changes in the market value of Elron's publicly traded holdings, including holdings through associates which are accounted for under the equity method of accounting or as available-for-sale financial assets, will not affect Elron's results of operations unless they are concluded to be other than temporary, but may have a significant effect on Elron's market value. Elron views the risks of reduction in the market price of these companies as part of its business risks and examines, from time to time, the possibility of executing a partial hedge against equity price risks. Based on closing market prices at March 31, 2010, the market value of Elron's and RDC's holdings in public securities was approximately $234,980 thousand. At March 31, 2010, no instruments were used to hedge the risk of equity price fluctuations. As of May 12, 2010, the market value of Elron's and RDC's holdings in public securities amounted to approximately $202,264 thousand. In addition, the minority portion of the convertible debentures issued by Starling is classified as a liability measured at fair value in the Statements of Profit and Loss. Accordingly, there is a risk that the fair value of these debentures will increase, as their fair value is based on their market value on the Tel Aviv Stock Exchange.

See Note 27 to the Company’s consolidated financial statements as of December 31, 2009 for additional details on Elron's market risk exposure and management.

3. Means of Supervision and Implementation of Policy

The handling of financial exposures, formulation of hedging strategy, supervision over, execution and provision of an immediate response to extraordinary developments in the various markets, is under the responsibility of the officer responsible for the Company's risk management, who acts in consultation with the Company's Co-Chief Executive Officers and members of the Audit Committee. A report on the implementation of the Company's policy is presented to the members of the Audit Committee on a quarterly basis.

Elron Electronic Industries Ltd.
English Translation of Board of Directors Report
for the First Quarter of 2010
4. Report on Linkage Bases

Presented below is the Company's consolidated linkage balance at March 31, 2010, March 31, 2009 and December 31, 2009.

The linkage balance includes balances in respect of Starling, whose operating currency (NIS) differs from that of the Company (U.S. dollars).

As of March 31, 2010 ($ thousands) (unaudited)

	NIS (CPI linked)	USD (or USD linked)	Other currencies	NIS (not linked)	Non- monetary item	Total
Assets
Cash and cash equivalents	-	34,963	-	19,654	-	54,617
Restricted cash	-	-	-	61	-	61
Trade receivables	-	1,967	-	101	-	2,068
Other current assets	-	513	-	1,577	1,848	3,938
Inventories	-	-	-	-	4,117	4,117
Assets held for sale	280	1,101	3	49	1,551	2,984
Investments in associates	-	-	-	-	114,881	114,881
Other investments (accounted as available for sale)	-	-	-	-	15,986	15,986
Property, plant and equipment, net	-	-	-	-	1,820	1,820
Intangible assets, net	-	-	-	-	7,069	7,069
Other long-term receivables	-	639	-	262	-	901
Deferred taxes	-	-	-	316	-	316

Total assets	280	39,183	3	22,020	147,272	208,758

Liabilities
Short term credit and loans	-	10,563	-	-	-	10,563
Trade payables	-	408	91	2,411	-	2,910
Other current liabilities	612	669	-	7,572	1,195	10,048

Liabilities held for sale	-	4,669	55	2,060	-	6,784
Long term loans from banks	-	40,835	-	-	-	40,835
Long term loan from shareholders	17,034	-	-	-	-	17,034
Convertible Debentures	4,164	-	-	-	-	4,164
Royalty bearing government grants	-	9,282	-	-	-	9,282
Employee benefits	-	-	-	159	-	159
Other long term liabilities	-	-	-	-	296	296

Total liabilities	21,810	66,426	146	12,202	1,491	102,075

Elron Electronic Industries Ltd.
English Translation of Board of Directors Report
for the First Quarter of 2010

As of March 31, 2009 ($ thousands) (unaudited)

	NIS (CPI linked)	USD (or USD linked)	Other currencies	NIS (not linked)	Non- monetary item	Total
Assets
Cash and cash equivalents	-	13,238	7	3,557	-	16,802
Short-term financial investments	-	-	-	430	-	430
Restricted cash	-	-	-	130	-	130
Trade receivables	-	1,273	8	482	-	1,763
Other current assets	83	99	-	1,453	3,103	4,738
Inventories	-	-	-	-	2,135	2,135
Investments in associates	-	-	-	-	156,065	156,065
Other investments (accounted as available for sale)	-	-	-	-	7,066	7,066
Property, plant and equipment, net	-	-	-	-	4,498	4,498
Intangible assets, net	-	-	-	-	12,239	12,239
Other long-term receivables	-	120	-	-	-	120

Total assets	83	14,730	15	6,052	185,106	205,986

Liabilities
Short term credit and loans	-	3,271	-	-	-	3,271
Trade payables	-	754	36	2,493	-	3,283
Other current liabilities	2,052	642	6	7,180	217	10,097
Severance pay and retirement obligation	-	-	-	1,451	-	1,451
Long term loans from banks	-	41,489	-	-	-	41,489
Long term loan from shareholders	7,646	-	-	-	-	7,646
Convertible Debentures	1,418	-	-	-	-	1,418
Royalty bearing government grants	-	9,148	-	-	-	9,148
Employee benefits	-	-	-	129	-	129
Other long term liabilities	-	-	-	-	204	204

Total liabilities	11,116	55,304	42	11,254	421	78,136

Elron Electronic Industries Ltd.
English Translation of Board of Directors Report
for the First Quarter of 2010

As of December 31, 2009 ($ thousands) (audited)

	NIS (CPI linked)	USD (or USD linked)	Other currencies	NIS (not linked)	Non- monetary item	Total
Assets
Cash and cash equivalents	-	42,742	3	22,002	-	64,747
Restricted cash	-	-	-	60	-	60
Trade receivables	-	1,997	-	87	-	2,084
Other current assets	212	14	-	1,169	1,996	3,391
Inventories	-	-	-	-	3,582	3,582
Investments in associates	-	-	-	-	113,237	113,237
Other investments (accounted as available for sale)	-	-	-	-	14,527	14,527
Property, plant and equipment, net	-	-	-	-	2,991	2,991
Intangible assets, net	-	-	-	-	7,521	7,521
Other long-term receivables	106	612	-	204	18	940

Total assets	318	45,365	3	23,522	143,872	213,080

Liabilities
Short term credit and loans	-	10,865	-	-	-	10,865
Trade payables	-	587	21	3,665	-	4,273
Other current liabilities	419	970	-	7,428	810	9,627
Long term loans from banks	-	36,981	-	-	-	36,981
Long term loan from shareholders	16,737	-	-	-	-	16,737
Convertible Debentures	3,383	-	-	-	-	3,383
Royalty bearing government grants	-	8,685	-	-	-	8,685
Employee benefits	-	-	-	194	-	194
Other long term liabilities	-	-	-	-	242	242

Total liabilities	20,539	58,088	21	11,287	1,052	90,987

The Company and subsidiaries did not have material derivatives positions as of March 31, 2010, March 31, 2009 and December 31, 2009.

Elron Electronic Industries Ltd.
English Translation of Board of Directors Report
for the First Quarter of 2010

5. Financial Market Conditions

The global financial crisis and real economic slowdown which developed in and intensified towards the close of 2008 as well as in the beginning of 2009, resulted, inter alia, in adverse effects on the global capital markets, severe fluctuations and declines in stock markets worldwide and in Israel, including in the securities of certain of Elron's group companies, exacerbation of the credit crisis, a decline in the value of publicly held assets, and significant economic slowdown and uncertainty. Consequently, various global markets, including the U.S. and many European countries, entered into recession, and indications of recession were identified in Israel as well. The economic slowdown during the second half of 2008 continued into the first quarter of 2009. Since the second quarter of 2009 most sectors of the Israeli economy have shown signs of continued recovery. In the Israeli capital market, substantial rises have been recorded in tradable securities, the corporate debt market has begun to recover and the business sector has renewed finance raising activities. Various markets worldwide are experiencing similar developments and there appears to be a worldwide trend of real economic recovery, of rises in the capital markets and increased financial institution stability. The worldwide recovery largely derived from a combination of fiscal expansion plans and continued expansive monetary policy led by the economic policy makers in the U.S.

As of the date of this report, it is not possible to assess whether the aforementioned crisis in the financial markets has ended, or to assess the extent and duration of its direct and indirect economic ramifications, if any, worldwide and in Israel.

The ramifications of the aforementioned crisis in the financial markets on Elron were discussed in Section I.1 above.

6. Financial Instruments Sensitivity Analyses

For further details concerning sensitivity analyses of sensitive financial instruments included in the consolidated financial statements as of March 31, 2010 in accordance with changes in market factors, see Appendix A below.

Following are the summarized results of the sensitivity analyses:

As of March 31, 2010

		Gain (loss) from changes in interest rates
		Increase			Decrease
	Fair value	2% at absolute value	10%	5%	2% at absolute value	10%	5%
Section	$ thousands
Sensitivity to changes in nominal NIS interest rate	(18,029)	507	78	39	(532)	(78)	(39)
Sensitivity to changes in dollar interest rates	(50,655)	1,091	190	95	(1,137)	(190)	(95)

Elron Electronic Industries Ltd.
English Translation of Board of Directors Report
for the First Quarter of 2010

		Gain (loss) from changes in other market factors
		Increase		Decrease
	Fair value	10%	5%	10%	5%
Section	$ thousands
Sensitivity to changes in the NIS-dollar exchange rate	(4,822)	(442)	(221)	442	221
Sensitivity to changes in the Consumer Price Index	(18,029)	(361)	(180)	361	180
Sensitivity to changes in share prices of investments accounted as available for sale	15,986	1,599	799	(1,599)	(799)
Sensitivity to changes in the price of convertible bonds Stock issued by subsidiary	(4,164)	(416)	(208)	416	208

As of March 31, 2009

		Gain (loss) from changes in interest rates
		Increase		Decrease
	Fair value	10%	5%	10%	5%
Section	$ thousands
Sensitivity to changes in nominal NIS interest rate	(8,088)	93	47	(93)	(47)
Sensitive to changes in dollar interest rates	(42,552)	449	225	(454)	(227)

		Gain (loss) from changes in other market factors
		Increase		Decrease
	Fair value	10%	5%	10%	5%
Section	$ thousands
Sensitivity to changes in the NIS-dollar exchange rate	(15,417)	(1,432)	(715)	1,432	715
Sensitive to changes in the Consumer Price Index	(8,088)	(162)	(81)	162	81
Sensitive to changes in share prices of investments accounted as available for sale	7,066	707	353	(707)	(353)
Sensitivity to changes in the price of convertible bonds Stock issued by subsidiary	(1,418)	(142)	(71)	142	71

Elron Electronic Industries Ltd.
English Translation of Board of Directors Report
for the First Quarter of 2010

As of December 31, 2009

		Gain (loss) from changes in interest rates
		Increase			Decrease
	Fair value	2% Absolute value	10%	5%	2% Absolute value	%	5%
Section	$ thousands
Sensitivity to changes nominal NIS interest rate	(18,229)	600	77	38	(633)	(77)	(39)
Sensitive to changes in dollar interest rates	(47,037)	1,231	212	106	(1,288)	(212)	(107)

		Gain (loss) from changes in other market factors
		Increase		Decrease
	Fair value	10%	5%	10%	5%
Section	$ thousands
Sensitivity to changes in the NIS-dollar exchange rate	(4,097)	(390)	(195)	390	195
Sensitive to changes in the Consumer Price Index	(18,229)	(365)	(182)	365	182
Sensitive to changes in share prices of investments accounted as available for sale	14,527	1,453	726	(1,453)	(726)
Sensitivity to changes in the price of convertible bonds Stock issued by subsidiary	(3,383)	(338)	(169)	338	169

III. Aspects of Corporate Governance

1. Donations and Assistance to the Community

The Company has not adopted a donations policy. The Company made donations in the amount of approximately $33 thousand in 2009. Donations in the first quarter of 2010 were immaterial.

The Company does not have material commitments to make future donations.

2. Directors Having Accounting and Financial Expertise

Pursuant to Section 92(a)(12) of the Companies Law, 5759-1999, a minimum of two directors with accounting and financial expertise was determined appropriate for the Company (including external directors having such expertise). This determination was made based on the obligations and duties of the board of directors under law, including its responsibility for the preparation and approval of the financial statements; the nature of the accounting and financial issues that arise in preparation of the Company's financial statements in view of its fields of operation,  size and complexity; and the general composition of the Company's board of directors, which consists of directors with business, managerial, and professional experience which enables them to cope with the Company's managerial duties, including its reporting duties.

Elron Electronic Industries Ltd.
English Translation of Board of Directors Report
for the First Quarter of 2010

After assessing the education, experience, qualifications and knowledge of the members of the board of directors on business-accounting issues and financial reporting, the Company has deemed the following board members as having accounting and financial expertise, by virtue of the following facts:

Ami Erel -
Holds a Bachelor's degree in electronic engineering. Has served for over ten years in positions of CEO, director and/or chairman of the board of directors of various business-oriented companies, private and public, operating in various fields, such as communication, hi-tech, commerce and services, industry and real-estate including Discount Investment Corporation Ltd., Cellcom Israel Ltd., NetVision Ltd., Koor Industries Ltd., Makhteshim Agan Industries Ltd., Property and Building Corporation Ltd., Shufersal Ltd. and has previously served as chairman of the board of directors, president and CEO of Elron, and as CEO of Bezeq The Israel Telecommunication Corporation Ltd.

Gad Arbel -
Holds an MBA and a Bachelor's degree in economics from the Hebrew University in Jerusalem. Serves as financial economic advisor, external director, chairman of the audit committee and member of the investment committee of Psagot Mutual Funds (2005); director of the College of Management Academic Studies; external director and chairman of the audit committee of the Mandatory Auto Insurance Managing Corporation - (the Pool) Ltd.; and chairman of the audit committee of the Boxenbaum – Neta Foundation (public benefit company). Has previously served as director, chairman of the audit committee and as chairman of the balance sheet committee of Israel Discount Bank Ltd.; and as director and chairman of Israel Discount Bank of New York compliance committee. During 1971-1992 held offices at the Ministry of Finance including as commissioner of the capital markets, insurance and savings, supervisor of insurance, and Deputy Director of the Israel Securities Authority. Also held office in the years 1997-2001 as member of Mizrahi Bank management and as CEO and director in various companies including TASE and Maalot.

Avraham Asheri -
Holds a Bachelor's degree in economics and political science. Serves as a director of Koor Industries Ltd., Discount Mortgage Bank Ltd., Radware Ltd., Elbit Systems Ltd., and Micronet Ltd. Served as director of the investment center and director of the Ministry of Industry Trade and Labor, senior executive vice president with Discount Bank in the business sector, commissioner of credit with Discount Bank and as CEO of Discount Bank.

Yaacov Goldman
Accountant. Holds a degree in accounting and economics from Tel Aviv University. Senior partner at Kesselman & Kesselman (PricewaterhouseCoopers) Accountants from January 1991 until August 2000. Held audit management positions in this firm from November 1981 until December 1990. From September 2000 – business consultant and director of various companies. Serves as director, CEO and shareholder of Maanit Goldman Management and Investments (2002) Ltd. Director at Bank Leumi L'Israel Ltd. External director of Isrotel Ltd. and Negev Ceramics Ltd. Director of Mer Telemanagement Solutions Ltd., Golden House Ltd., Tagor Capital Ltd., Renewable Resources Ltd. and affiliates thereof. Held office as professional secretary of the Peer Review Institute of the Certified Public Accountants Institute between 2004 – 2008.

Arie Mientkavich
Holds degree in law and political science from the Hebrew University in Jerusalem. Serves as deputy chairman of the board of directors of IDB Holding Corporation Ltd., chairman of the board of directors of RDC – Rafael Development Corporation Ltd., director of Medingo Ltd., director of NuLens Ltd., director of Given Imaging Ltd., substitute chairman of the board of directors of Gazit Globe Israel Ltd., chairman of the board of directors of Gazit Globe Israel (Development) Ltd. Served for approximately 8 years as chairman of the board of directors of Israel Discount Bank Ltd. and of its main subsidiaries including, Mercantile Discount Bank and Israel Discount Bank of New York. In his term of office as CEO of Israel Discount Bank Ltd., served as chairman of the balance sheet committee of Mercantile Discount Bank Ltd., as member of the balance sheet committee of Israel Discount Bank Ltd., and as member of the advisory committee and the advisory council of the Bank of Israel. Served for approximately 10 years as chairman of the Israel Securities Authority and on its behalf, as member of the CPA Council. Prior thereto, served for approximately 10 years as the general counsel of the Ministry of Finance.

Elron Electronic Industries Ltd.
English Translation of Board of Directors Report
for the First Quarter of 2010

Dori Manor
Holds a degree in engineering, industry and management from Tel Aviv University, and an MBA from INSEAD, France. Serves as vice president of Schroder Group companies, serves as CEO of companies in the vehicle sector of the David Lubinski Group Ltd., serves as director in private companies and as director in public companies of the IDB Group.

Arieh Ovadia
Holds a Bachelor's degree in economics and accounting from Tel Aviv University, an MBA from Tel Aviv University, and a P.h.d. in economics from the University of Pennsylvania. Serves as chairman of the board of directors of Giron – Development and Building Ltd., Destiny Holdings 1993 Ltd., Teva Naot – Distribution Ltd., Naot Footwear Agricultural Cooperative Association Enterprise Ltd., Nadlan.com Israel Ltd., Peer Stream Ltd. Managing partner at Shamrock Israel Growth Fund Advisors Ltd. Serves as director at Discount Bank Ltd., Shamrock Cinema City Ltd., Destiny Investments 1993 Ltd., Destiny Properties 1991 Ltd., Israel Petrochemical Enterprises Ltd., Hadar Given Investments Ltd., Strauss Group Ltd., Scailex Corporation Ltd., Compugen Ltd., Carmel Olefins Ltd., Polar Investments Ltd., Intercure Ltd., I.Q.S. Shalev Ltd. (previously held office as chairman), I.Q.S. Hydraulics Ltd., Maxtech Technologies Ltd., Maxtech Communication Networks Ltd., Mantisvision Ltd., Paycard Ltd., Viryanet Ltd., Adsmarket G.M. Ltd., Telem Finance Solutions Ltd., A.O. Adav Consultants Ltd., A.O. Adav Consulting and Management 2007 Ltd., Banatz Consultants Ltd., Benjamin Ovadia Consultants 2007 Ltd., and G.A. Tech Ltd.

3. Information on the Company's Internal Auditor

Information on the internal auditor and compliance with requirements

Internal auditor's Name: Doron Cohen, Israeli CPA

Position in effect as of: February 1, 2004

Qualifications: The internal auditor is a certified public accountant in Israel since 2000 and holds a Bachelor's degree in business administration from the College of Management Academic Studies, specialty in accounting. Internal auditor since 1998 in public and private companies, government bodies, and local authorities. Partner at Fahn Kanne Control Management Ltd.

The internal auditor is not an interested party of the company, an officer of the company (other than in his capacity as internal auditor), or a relative of any of the foregoing, nor is he the independent auditor or anyone operating on behalf of the independent auditor of any of the foregoing. The internal auditor does not fill any position in the Company apart from that of internal auditor. To the best of the Company's knowledge, the internal auditor does not hold another position outside of the Company which creates or may create a conflict of interest with his position as internal auditor.

Elron Electronic Industries Ltd.
English Translation of Board of Directors Report
for the First Quarter of 2010

Holding of securities; Material business relations: To the best of the Company's knowledge, the internal auditor does not hold any securities of the company or of affiliates thereof, nor does the internal auditor have material business relations or other material ties with the Company or an affiliate thereof.

Status of employment: Provides services through his office.

Other positions: To the best of the Company's knowledge, the internal auditor is partner at Fahn Kanne Control Management Ltd. It should be noted that since December 2007, the internal auditor serves also as the internal auditor of Starling Advanced Communication Ltd., which is controlled by the Company. In the opinion of the Board of Directors, this does not create a conflict of interest with his position as the Company's internal auditor.

Appointment of the internal auditor: The appointment of the internal auditor was approved by the audit committee in its meeting on January 18, 2004, and by the board of directors in its meeting on March 10, 2004, effective from February 1, 2004, after taking into consideration the internal auditor's education, qualifications and experience in internal audits, and  the type, scope and complexity of the Company's activity.

The supervisor of the internal auditor: The chairman of the board of directors.

Internal auditor's work plan: The work plan is annual and is based on an update of a risk survey which was conducted in the Company dated January 21, 2007. In practice, each year a number of topics are chosen which are brought up in deliberations that are held with the Company's management and members of the audit committee, such that within 3 years most of the risk factors in the Company will be audited. The internal audit plan is approved by the audit committee, but the internal auditor is authorized to deviate from such plan subject to reporting to the audit committee and receiving its consent for the proposed change. The work plan for 2010 addresses, inter alia, the audits of several group companies.

Audits abroad or of subsidiaries: The Company has no overseas activity other than the holding of specific corporations outside of Israel. The annual internal audit plan addresses whether or not internal audits have been carried out in the Company's material group companies, but does not address their activity in Israel or abroad. Some of the company's material held companies have their own internal auditors.

Scope of employment: Approximately 550-640 hours planned for 2010 (in 2009, the internal auditor invested approximately 487 hours). In the opinion of the board of directors, the internal audit's work plan as well as the scope of employment which was determined to execute such plan are appropriate for the Company's needs. Insofar as required, the company is able to expand the aforesaid scope of employment.

Conducting the internal audit: Under accepted professional standards, in accordance with the Internal Audit Law, the audit committee and the board of directors relied on the internal auditor's reports pertaining to his fulfillment of the professional standards according to which he conducts the audit.

Access to information: The internal auditor and his employees have access to information as provided in Section 9 of the Internal Audit Law, including continuous and direct access to the company's information systems.

Internal auditor's report: The internal auditor's reports are submitted in writing. The internal auditor's reports are distributed to the Company's management and to the audit committee. During the period of this report, one internal audit report was submitted in respect of the 2009 work plan. The report was distributed prior to the audit committee meeting in which such report was discussed, held on March 10, 2010.

Board of directors' evaluation: In the board of directors' opinion, the scope, nature and continuousness of the internal auditor's activity and his work plan are reasonable under the circumstances, and they fulfill the Company's internal audit goals.

Remuneration: The internal auditor is paid based on actual hours worked. The cost of the internal auditor's employment in 2010 is estimated at approximately NIS 120-145 thousand. In 2009, the internal auditor was paid the total amount of approximately NIS 110 thousand for his work.

Elron Electronic Industries Ltd.
English Translation of Board of Directors Report
for the First Quarter of 2010

4. Disclosure Pertaining to the Independent Auditors' Fees

The auditors of the company and of the consolidated companies are Kost Forer Gabbay and Kasierer. On September 24, 2009, the Company's general meeting of shareholders approved their re-appointment.

According to the general meeting's resolution, the company's board of directors is authorized to determine the audit fees in accordance with the scope and manner of provision of the services. In addition, under SEC rules, the audit fees are approved by the Company's audit committee.

5. Compensation of Senior Officers

Determining salary and bonuses

As stated above, the compensation of officers and employees except the Chairman of the Board of Directors and bonuses to officers and employees are not paid by the Company but by DIC. In accordance with the Services Agreement, the Company is entitled to award bonuses to its officers and other staff members, employed by DIC, working for the Company. The Company's board of directors usually decides once a year to grant bonuses to senior executives on the basis of, inter alia, the Company's performance in the preceding year. The considerations that guided the board of directors in determining the annual bonus for 2009 paid to senior executives, (which was approved in the first quarter of 2010) include, inter alia, the base salary of each senior executive, the complexity of the executive's position, the responsibility imposed on the executive, special efforts made by the executive in the relevant period, the need to retain the executive as human capital, the scope and complexity of the Company's business, and the personal contribution of each executive to the success of the Company's business. In the board of director's estimation, the aforesaid bonuses reflect the contributions of each of the aforesaid officers to the company, and are fair and reasonable.

In March 2010, the Company’s Audit Committee and Board of Directors approved payment of a special bonus in the amount of NIS 950,000 to the Company’s Chairman, Mr. Arie Mientkavich, subject to the approval of the Company’s shareholders, for his special contribution and activities during the past year in his capacity as Chairman of the Board of Directors, and mainly for his efforts in leading the Company in its activities to significantly decrease its losses, and for his efforts in the sale of the Company's holdings in NetVision Ltd. In addition, Mr. Mientkavich led the Company’s intensive efforts to increase its managerial inputs and influence in certain of its group companies. Mr. Mientkavich also led the Company’s efforts to reduce its corporate expenses as part of the implementation of the Services Agreement. The bonus is equivalent to 7.9 times Mr. Mientkavich's monthly salary during the year 2009.

The approval of the bonus to the Chairman of the Board of Directors is conditional upon the approval of the shareholders of the Company.

In March 2010, the Company’s Audit Committee and Board of Directors approved a payment of a special bonus in the amount of NIS 492,000 to the Company’s co-Chief Executive Officer, Ari Bronshtein, for his intensive activities and special efforts for the Company’s benefit during the past year in his capacity as co-Chief Executive Officer, and mainly for his contribution to the significant decrease in the Company’s losses, the sale of its holdings in NetVision, and the advancement of its and its group companies' businesses.

In March 2010, the Company’s Audit Committee and Board of Directors approved a payment of a special bonus in the amount of NIS 552,000 to the Company’s co-Chief Executive Officer, Dr. Zvi Slovin, for his intensive activities and special efforts for the Company’s benefit during the past year in his capacity as co-Chief Executive Officer, and mainly for his contribution to the significant decrease in the Company’s losses and the advancement of its and its group companies' businesses.

6. Independent Directors

The Company did not include in its articles of association a provision pertaining to the number of independent directors as this term is defined in Section 219 (e) of the Companies Law, 5759-1999.

7. Disclosure Pertaining to the Approval Process of the Financial Statements

The Company's audit committee is the organ responsible for overseeing the financial statements, and the Company's board of directors is the organ responsible  for approving the financial statements.

The audit committee presents the board of directors with a summary of the main points of its discussion concerning the financial statements and recommends their approval. The audit committee is comprised of three members: Avraham Asheri – a director with financial and accounting expertise, Yaacov Goldman – an external director with financial and accounting expertise, and Gad Arbel – an external director with financial and accounting expertise. The Company's auditor is invited to and is present at the audit committee and board of directors meetings at which the financial statements are discussed and approved, and is required to present the main findings (if any) which arose from the review or audit.

Elron Electronic Industries Ltd.
English Translation of Board of Directors Report
for the First Quarter of 2010

The audit committee examines, with the aid of detailed presentations made by officers and others at the Company, including: the Company's joint CEOs – Ari Bronshtein and Zvi Slovin, and the CFO, Yaron Elad, the material issues in the financial report including transactions which are not in the ordinary course of business (if any), material evaluations and critical assessments which were applied in the financial statements, reasonability of the information, accounting policy which was implemented and changes that occurred therein, and implementation of the principle of due disclosure in the financial statements and related information. The audit committee examines various aspects of control and risk management, both such which are reflected in the financial statements (such as the report on financial risks) and such which affect the credibility of the financial statements. If needed, the audit committee demands that comprehensive reviews will be presented thereto on issues with a particularly material influence.

The approval of the financial statements entails at least two meetings: the one – of the audit committee, before the board of directors' meeting, for an in-principle and comprehensive deliberation of the material reporting issues, and the other – of the board of directors, for deliberation of the financial statements and approval thereof.

8. Effectiveness of the Internal Control on the Financial Reporting and Disclosure

I. General

Pursuant to the recommendations of the Committee for the Examination of Corporate Governance in Israel, headed by Prof. Zohar Goshen of December 2006, and to the proposal of the Israel Securities Authority, in December 2009 an amendment was performed of the Reporting Regulations (the "5770 Amendment"), in the context of which provisions and conditions were set for the process of approval of the financial statements and determination of internal processes in the corporation which were intended to maintain a proper level of disclosure and financial reporting.

The purpose of the 5770 Amendment is to improve the quality of the disclosure and financial reporting through three main elements:

I.
Giving a report of the board of directors and of the management of the company pertaining to the effectiveness of the internal control on the disclosure and financial reporting in order to strengthen the internal control system in the company.

II.
Making personal declarations by the company's CEO and the company's most senior financial officer, according to which, inter alia, according to their knowledge: (1) the financial statements and the other financial information included in the reports include no misrepresentation of a material fact and do not lack a representation of a material fact which is required in order that the representations included therein will not be misleading; (2) the financial statements and other financial information included in the report properly reflect – from all material aspects – the financial condition, results of operations and cash flows of the company; in addition the CEO and the officer as aforesaid will represent that they have evaluated the effectiveness of the internal control on the disclosure and financial reporting, insofar as it refers to the financial statements and to other financial information which is included in the reports.

III.
The periodic report will be accompanied by the opinion of the company's auditor pertaining to the effectiveness of the internal control on the financial reporting in the company, and material weaknesses which he identified in this control.

The provisions of the 5770 Amendment will commence in the periodic report as of December 31, 2010, however, according to the provisions of the 5770 Amendment, in the transition period until the commencement, the board of directors' report should include details pertaining to the company's preparation for and progress made in the implementation of the provisions of the Amendment (the "Project's Implementation").

Elron Electronic Industries Ltd.
English Translation of Board of Directors Report
for the First Quarter of 2010

II. Disclosure pertaining to the acts which the Company performed for the Project's Implementation until the date of this report

It shall be noted that because the Company is subject to the SEC regulations (see also Section I.2 above), the Company has been implementing, for several years, the Sarbanes-Oxley Act of 2002 provisions (the "SOX Regulations") which include in the scope thereof similar provisions to the provisions which are included in the scope of the 5770 Amendment.

The person who is responsible in the Company for the implementation of the SOX Regulations is Mr. Yaron Elad – the Company's CFO.

For purposes of determining the processes and identifying the material business risks in the Company and in group companies, a model was used for evaluation and analysis of risks which weights qualitative and quantitative factors, for purposes of evaluating the risk embodied in the balances and the transactions in the consolidated financial statements, which may constitute a material risk for the disclosure and financial reporting.

Quantitative considerations which were taken into account included giving proportionate weight to each financial transaction and balance in the statements, as the same were released by the Company, in respect of the total relevant transactions or balances in the financial statement.

The qualitative considerations which were taken into account included, inter alia, the complexity of the accounting process that is entailed by recording in the financial report, the complexity of the information technologies which support the business process, the evaluation of risks of fraud, the substantive risk etc.

Below is a specification of the major processes which were examined in 2009, in the context of the implementation of the SOX Regulations:

Elron Level Controls:

I.	Entity level control ("ELC").

II.	Process of financial statements closing and reporting.

III.	IT general controls ("ITGC").

IV.	Controls on investments in companies and on intangible assets.

V.	Controls on cash and loans.

VI.	Controls on contingent liabilities.

VII.	Controls on the taxation process.

In addition, some of the processes described above were examined with regard to several subsidiaries, including the control process over trade receivables, revenues, trade payables and expenses.

IV. Disclosure Directives Relating to Financial Reporting

1. Major Events Subsequent to the Balance Sheet Date

See Section I.2 above regarding the execution of definitive agreements for the sale of Medingo and Teledata, Notes 3 and 4 to the interim consolidated financial statements of March 31, 2010.

Elron Electronic Industries Ltd.
English Translation of Board of Directors Report
for the First Quarter of 2010

2. Critical Accounting Estimates

The preparation of the Company's consolidated financial statements in conformity with IFRS requires the managements of the Company and the group companies to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income, expenses and disclosure of contingent liabilities, at the end of the reporting period. It is clarified that the actual results may differ from these estimates.

The preparation of accounting estimates used in the preparation of the Company's consolidated financial statements requires the managements of the Company and the group companies to make assumptions regarding circumstances and events that involve considerable uncertainty. The managements prepare the estimates on the basis of past experience, various facts, external circumstances, and reasonable assumptions according to the pertinent circumstances of each estimate.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Presented below is a description of the critical accounting estimates that were used in preparing the financial statements of the Company, which required the managements of the Company and the group companies to make assumptions regarding significantly uncertain circumstances and events.

I. Valuation of intangible assets, goodwill and investments in companies that are not accounted for in accordance with the equity method of accounting

The Company is required to allocate the purchase price of group companies (other than in the acquisition of non-controlling interests that do not confer control) to the assets and liabilities of such group companies on the basis of their estimated fair value. In addition, the Company estimates the fair value of its investments in companies that are not consolidated or not accounted for in accordance with the equity method of accounting. The material intangible assets that were recognized as a result of business combination were commercial customer relations, technology, and research and development in progress. Critical estimates that were used to estimate the useful life of such intangible assets include, inter alia, the estimated life of the customer relations and of the other intangible assets as well as anticipated market developments. Management's estimates regarding the fair value and useful life are based on assumptions considered reasonable by management, but are uncertain, and therefore the actual results may be different than anticipated by management.

II. Impairment of assets

The Company examines on every balance sheet date whether there have been any events or changes in circumstances which would indicate impairment of one or more assets. When indications of impairment exist, the Company examines whether the carrying amount of the assets can be recovered from the discounted cash flows anticipated to be derived from the asset, and if necessary, it records an impairment provision necessary to record the assets at the amount of the recoverable value. The estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. The estimates regarding cash flows are based on past experience with respect to this asset or similar assets, and on the best possible assessments of the Company regarding the economic conditions that will exist during the remaining useful life of the asset.

III. Determining the fair value of an unquoted financial asset

The fair value of unquoted financial assets in Level 3 of the fair value hierarchy of IFRS 7 is determined using valuation techniques including the projected cash flows discounted at current rates applicable for items with similar terms and risk characteristics and estimation based upon recent transactions in the entity's securities. The projected future cash flows and discount rates, as well as additional factors considered in these analyses are subject to uncertainty and include consideration of inputs such as liquidity risk, credit risk and volatility. Further details are provided in Note 10 to the Company's Financial Statements as of December 31, 2009.

Elron Electronic Industries Ltd.
English Translation of Board of Directors Report
for the First Quarter of 2010

IV. Deferred tax assets

Deferred tax assets are recognized for unused carryforward tax losses and deductible temporary differences to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and level of future taxable profits together with future tax planning strategies. Further details are provided in Note 25 to the Company's Financial Statements as of December 31, 2009.

V. Contingent liabilities

When assessing the possible outcomes of legal claims that were filed against the Company and its group companies, the companies relied on the opinions of their legal counsel. The opinions of their legal counsel are based on the best of their professional judgment, and take into consideration the current stage of the proceedings and the legal experience accumulated with respect to the various matters. As the results of the claims will ultimately be determined by the courts, they may be different from such estimates.

VI. Employee benefits

The liability in respect of post-employment defined benefit plans is determined using actuarial valuations. The actuarial valuation involves making assumptions about, among others, discount rates, expected rates of return on assets, future salary increases and mortality rates. Due to the long-term nature of these plans, such estimates are subject to significant uncertainty. Further details are given in Note 18 to the Company's Financial Statements as of December 31, 2009.

We would like to thank the Company's management and employees and the group companies' managements and employees for the ongoing work, effort and contribution to the Company and to the group companies.

_____________________	_____________________	_____________________
Arie Mientkavich Chairman of the Board of Directors	Ari Bronshtein Co-CEO	Zvi Slovin Co-CEO

May 13, 2010, Tel Aviv

Elron Electronic Industries Ltd.
English Translation of Board of Directors Report
for the First Quarter of 2010

Appendix A
to the Board of Directors Report for the First Quarter of 2010

Sensitivity analyses of sensitive financial instruments included in the consolidated financial statements as of 31 March 2010, in accordance with changes in market factors

The following tables describe sensitivity analyses of the fair value of financial instruments held by the Company and its group companies.

The following comments should be considered with regards to the tables below:

1.	The instruments that appear below are not necessarily presented in the financial statements at fair value.
2.
Starling's operating currency (NIS) is different from that of the Company and its other subsidiaries (U.S. Dollar). Accordingly, no sensitivity analyses were carried out in relation to the exchange rate in financial instruments held by Starling. It should be noted that the effect of the difference between Starling's currency and the Company's currency is reflected in the Company's shareholders' equity under capital reserves from translation differences.

3.	The exchange rates according to which the sensitivity analyses were carried out are the closing rates on the day of calculation.

a. Sensitivity analysis of the balances as of 31 March 2010

Sensitivity Test of changes in dollar interest rates

		Gain (loss) from changes in dollar interest rates
		Increase			Decrease
	Fair value	2% Absolute value	10%	5%	2% Absolute value	10%	5%
Section	$ thousands
Loans from banks and others (including current maturities)	(50,655)	1,091	190	95	(1,137)	(190)	(95)

Sensitivity  Test of changes in nominal NIS interest rate

		Gain (loss) from changes in nominal NIS interest rates
		Increase			Decrease
	Fair value	2% Absolute value	10%	5%	2% Absolute value	10%	5%
Section	$ thousands
Loans from shareholders	(18,029)	507	78	39	(532)	(78)	(39)

Elron Electronic Industries Ltd.
English Translation of Board of Directors Report
for the First Quarter of 2010

Sensitivity Test of changes in the dollar exchange rate *

		Gain (loss) from changes in the dollar-NIS exchange rate
		Increase		Decrease
	Fair value	10%	5%	10%	5%
Section	$ thousands
Current Assets:
Other current assets and trade receivables	1,498	150	75	(150)	(75)
Cash and cash equivalents	19,527	1,953	976	(1,953)	(976)
Non-current assets:
Long-term receivables	216	22	11	(22)	(11)
Current liabilities:
Trade payables and other current liabilities	(8,036)	(804)	(402)	804	402
Non-current liabilities:
Loans from shareholders	(18,029)	(1,803)	(901)	1,803	901
NIS-Dollar forward:
Not recognized as an accounting hedge**	2	40	20	(40)	(20)

	(4,822)	(442)	(221)	442	221

*Sensitivity analyses for the influence of the Euro exchange rate were not presented due to their negligible influence.

**Sensitivity analyses  for the forward effect of the changes in respect of the NIS and dollar interest rates were not presented due to their negligible effect.

Sensitivity Test of changes in the Israeli Consumer Price Index

		Gain (loss) from changes in the Israeli Consumer Price Index
		Increase		Decrease
	Fair value	2%	1%	2%	1%
Section	$ thousands
Loans from shareholders	(18,029)	(361)	(180)	361	180

For purposes of possible further impact of Consumer Price Index changes on the results of the Company's activity – see Consolidated linkage balance sheet, section II.4 above.

Sensitivity Test of changes in prices of investments accounted as available for sale

		Gain (loss) from changes in the price of shares
		Increase		Decrease
	Fair value	10%	5%	10%	5%
Section	$ thousands
Other investments	15,986	1,599	799	(1,599)	799

Elron Electronic Industries Ltd.
English Translation of Board of Directors Report
for the First Quarter of 2010

Sensitivity Test of changes in the price of convertible debentures issued by a subsidiary

		Gain (loss) from changes in the price of convertible debentures
		Increase		Decrease
	Fair value	10%	5%	10%	5%
Section	$ thousands
Convertible debentures	(4,164)	(416)	(208)	416	208

b. Sensitivity analysis of the balances at 31 March 2009

Sensitivity Test of changes in dollar interest rates

		Gain (loss) from changes in dollar interest rates
		Increase		Decrease
	Fair value	10%	5%	10%	5%
Section	$ thousands
Loans from banks and others (including current maturities)	(42,552)	449	225	(454)	(227)

Sensitivity Test of changes in nominal NIS interest rate

		Gain (loss) from changes in nominal NIS interest rates
		Increase		Decrease
	Fair value	10%	5%	10%	5%
Section	$ thousands
Loans from shareholders	(8,088)	93	47	(94)	(47)

Elron Electronic Industries Ltd.
English Translation of Board of Directors Report
for the First Quarter of 2010

Sensitivity Test of changes in the dollar-NIS exchange rate *

		Gain (loss) from changes in the dollar-NIS exchange rate
		Increase		Decrease
	Fair value	10%	5%	10%	5%
Section	$ thousands
Current Assets:
Other current assets and trade receivables	1,840	184	92	(184)	(92)
Cash and cash equivalents	2,169	217	108	(217)	(108)
Non-current assets:
Long-term receivables	430	43	22	(43)	(22)
Current liabilities:
Trade payables and other current liabilities	(11,761)	(1,176)	(588)	1,176	588
Non-current liabilities:
Loans from shareholders	(8,088)	(809)	(404)	809	404
NIS-Dollar forward:
Not recognized as an accounting hedge**	(7)	109	55	(109)	(55)

	(15,417)	(1,432)	(715)	1,432	715

*Sensitivity analyses of the influence of the Euro exchange rate were not presented due to their negligible influence.
**Sensitivity analyses of the forward effect of the changes in respect of the NIS and dollar interest rates were not presented due to their negligible effect.

Sensitivity Test of changes in the Israeli Consumer Price Index

		Gain (loss) from changes in the Israeli Consumer Price Index
		Increase		Decrease
	Fair value	2%	1%	2%	1%
Section	$ thousands
Loans from shareholders	(8,088)	(162)	(81)	162	81

For purposes of possible further impact of Consumer Price Index changes on the results of the Company's activity – see consolidated linkage balance sheet section II.4 above.

Sensitivity  Test of changes in prices of investments accounted as available for sale

		Gain (loss) from changes in the price of shares
		Increase		Decrease
	Fair value	10%	5%	10%	5%
Section	$ thousands
Other investments	7,066	707	353	(707)	(353)

Elron Electronic Industries Ltd.
English Translation of Board of Directors Report
for the First Quarter of 2010

Sensitivity Test and changes in the price of convertible debentures issued by a subsidiary

		Gain (loss) from changes in the price of convertible debentures
		Increase		Decrease
	Fair value	10%	5%	10%	5%
Section	$ thousands
Convertible debentures	(1,418)	(142)	(71)	142	71

c. Sensitivity analysis of the balances at 31 December 2009

Sensitivity Test of changes in dollar interest rates

		Gain (loss) from changes in dollar interest rates
		Increase			Decrease
	Fair value	2% Absolute value	10%	5%	2% Absolute value	10%	5%
Section	$ thousands
Loans from banks and others (including current maturities)	(47,037)	1,231	212	106	(1,288)	(212)	(107)

Sensitivity Test of changes in nominal NIS interest rate

		Gain (loss) from changes in nominal NIS interest rates
		Increase			Decrease
	Fair value	2% Absolute value	10%	5%	2% Absolute value	10%	5%
Section	$ thousands
Loans from shareholders	(18,229)	600	77	38	(633)	(77)	(39)

Elron Electronic Industries Ltd.
English Translation of Board of Directors Report
for the First Quarter of 2010

Sensitivity Test of changes in the dollar-NIS exchange rate *

		Gain (loss) from changes in the dollar-NIS exchange rate
		Increase		Decrease
	Fair value	10%	5%	10%	5%
Section	$ thousands
Current Assets:
Other current assets and trade receivables	1,131	113	57	(113)	(57)
Cash and cash equivalents	21,696	2,170	1,085	(2,170)	(1,085)
Non-current assets:
Long-term receivables	243	24	12	(24)	(12)
Current liabilities:
Trade payables and other current liabilities	(8,939)	(894)	(447)	894	447
Non-current liabilities:
Loans from shareholders	(18,229)	(1,823)	(911)	1,823	911
NIS-Dollar forward:
Not recognized as an accounting hedge**	1	20	10	(20)	(10)

	(4,097)	(390)	(195)	390	195

*Sensitivity analyses of the influence of the Euro exchange rate were not presented due to  their negligible influence.
**Sensitivity analyses of the forward effect of the changes in respect of the NIS and dollar interest rates were not presented due to their negligible effect.

Sensitivity Test of changes in the Israeli Consumer Price Index

		Gain (loss) from changes in the Israeli Consumer Price Index
		Increase		Decrease
	Fair value	2%	1%	2%	1%
Section	$ thousands
Loans from shareholders	(18,229)	(365)	(182)	365	182

For purposes of possible further impact of Consumer Price Index changes on the results of the Company's activity – see consolidated linkage balance sheet, section II.4 above.

Sensitivity test of changes in prices of investments accounted as available for sale

		Gain (loss) from changes in the price of shares
		Increase		Decrease
	Fair value	10%	5%	10%	5%
Section	$ thousands
Other investments	14,527	1,453	726	(1,453)	(726)

Elron Electronic Industries Ltd.
English Translation of Board of Directors Report
for the First Quarter of 2010

Sensitivity Test and changes in the price of convertible debentures issued by a subsidiary

		Gain (loss) from changes in the price of shares
		Increase		Decrease
	Fair value	10%	5%	10%	5%
Section	$ thousands
Convertible debentures	(3,383)	(338)	(169)	338	169

Elron Electronic Industries Ltd. English Translation of Interim Consolidated Financial Statements As of March 31, 2010 Unaudited

Elron Electronic Industries Ltd.

Interim Consolidated Financial Statements as of March 31, 2010

Auditors' review report to the shareholders of Elron Electronic Industries Ltd.

Introduction

We have reviewed the accompanying financial information of Elron Electronic Industries Ltd. and its subsidiaries ("the Group"), which comprises the condensed consolidated balance sheet as of March 31, 2010 and the related condensed consolidated statements of income, comprehensive income, changes in equity and cash flows for the three months then ended. The Company's board of directors and management are responsible for the preparation and presentation of interim financial information for these periods in accordance with IAS 34, "Interim Financial Reporting". Our responsibility is to express a conclusion on this interim financial information based on our review.

We did not review the condensed interim financial information of certain associate, the investment in which, at equity, amounted to approximately $ 41,694 thousand as of March 31, 2010, and the Group's share in it’s earnings amounted to approximately $ 893 thousand for the three months then ended. The condensed interim financial information of this company was reviewed by other auditors, whose review reports have been furnished to us, and our conclusion, insofar as it relates to the financial information in respect of this company, is based on the review reports of the other auditors.

Scope of review

We conducted our review in accordance with Review Standard 1 of the Institute of Certified Public Accountants in Israel, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity." A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review and the review reports of other auditors, nothing has come to our attention that causes us to believe that the accompanying interim financial information is not prepared, in all material respects, in accordance with IAS 34.

In addition to the abovementioned, based on our review and the review reports of other auditors, nothing has come to our attention that causes us to believe that the accompanying interim financial information does not comply, in all material respects, with the disclosure requirements of Chapter D of the Securities Regulations (Periodic and Immediate Reports), 1970.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
13 May, 2010	A Member of Ernst & Young Global

2

 Elron Electronic Industries Ltd.

Interim Consolidated Statements of Financial Position

	March 31		December 31
	2010	2009	2009
	Unaudited		Audited
	$ thousands	$ thousands	$ thousands

Assets:
Current assets
Cash and cash equivalents	54,617	16,802	64,747
Short-term financial investments	-	430	-
Restricted cash	61	130	60
Trade receivables	2,068	1,763	2,084
Other current assets	3,938	4,738	3,391
Inventories	4,117	2,135	3,582

	64,801	25,998	73,864

Assets held for sale:	2,984	-	-

	67,785	25,998	73,864

Non-current assets
Investments in associates	114,881	156,065	113,237
Other investments (accounted as available for sale)	15,986	7,066	14,527
Property, plant and equipment, net	1,820	4,498	2,991
Intangible assets, net	7,069	12,239	7,521
Other long-term receivables	901	120	940
Deferred taxes	316	-	-

	140,973	179,988	139,216

	208,758	205,986	213,080

The accompanying notes are an integral part of the interim consolidated financial statements.

3

 Elron Electronic Industries Ltd.

Interim Consolidated Statements of Financial Position

	March 31	March 31	December 31
	2010	2009	2009
	Unaudited		Audited
	$ thousands	$ thousands	$ thousands
Liabilities:
Current liabilities
Short term credit and loans from banks and others	10,563	4,056	10,865
Trade payables	2,910	3,283	4,273
Other current liabilities	10,048	10,097	9,627
Convertible Debentures	1,180	-	1,172
Short term employee benefits	-	1,451	-

	24,701	18,887	25,937

Liabilities held for sale:	6,784	-	-

	31,485	18,887	25,937

Long-term liabilities
Long term loans from banks and others	40,835	40,704	36,981
Long term loans from shareholders	17,034	7,646	16,737
Convertible Debentures	2,984	1,418	2,211
Royalty bearing government grants	9,282	9,148	8,685
Employee benefits, net	159	129	194
Other long term liabilities	296	204	242

	70,590	59,249	65,050

Total Liabilities	102,075	78,136	90,987

Equity attributable to the Company's shareholders
Issued capital	9,573	9,573	9,573
Share premium	190,328	190,328	190,328
capital reserves	11,096	5,394	10,067
Accumulated deficit	(96,211)	(81,993)	(83,499)
	114,786	123,302	126,469

Non-controlling interests	(8,103)	4,548	(4,376)

Total equity	106,683	127,850	122,093

Total liabilities and equity	208,758	205,986	213,080

The accompanying notes are an integral part of the interim consolidated financial statements.

Arie Mientkavich	Zvi Slovin	Ari Bronshtein	Yaron Elad
Chairman of the Board of Directors	Co-Chief Executive Officer	Co-Chief Executive Officer	Vice President & Chief Financial Officer

Approval date of the interim consolidated financial statements: May 13, 2010

4

 Elron Electronic Industries Ltd.

Interim Consolidated Statements of Income

	For the three months ended	For the three months ended	For the year ended
	March 31	March 31	December 31
	2010	2009	2009
	Unaudited		Audited
	$ thousands	$ thousands	$ thousands

Income
Sales of goods	1,655	3,432	9,904
Gain (loss) from disposal of businesses and associates and changes in holding in associates, net	(70)	(70)	31,802
Financial income	524	1,143	1,413
	2,109	4,505	43,119

Cost and Expenses
Cost of sales	728	1,516	4,824
Research and development expenses, net	6,265	5,237	25,699
Selling and marketing expenses	2,083	1,892	8,985
General and administrative expenses	4,638	4,424	15,865
Equity in losses of associates, net	4,541	4,575	10,514
Amortization of intangible assets	354	354	1,416
Financial expenses	1,580	911	5,434
Other expenses (income), net	(302)	566	2,230
	19,887	19,475	74,967

Loss before tax benefit	(17,778)	(14,970)	(31,848)

Tax benefit	316	-	2,453

Loss	(17,462)	(14,970)	(29,395)

Attributable to:
The Company's shareholders	(12,897)	(12,164)	(14,304)
Non-controlling interests	(4,565)	(2,806)	(15,091)

	(17,462)	(14,970)	(29,395)

Loss per share attributable to the
Company’s shareholders (in $)

Basic loss per share	(0.44)	(0.41)	(0.48)

Diluted loss per share	(0.44)	(0.41)	(0.49)

The accompanying notes are an integral part of the interim consolidated financial statements.

5

Elron Electronic Industries Ltd.

Interim Consolidated Statements of Comprehensive Income

	For the three months ended	For the three months ended	For the year ended
	March 31	March 31	December 31
	2010	2009	2009
	Unaudited		Audited
	$ thousands	$ thousands	$ thousands

Loss	(17,462)	(14,970)	(29,395)

Other comprehensive income (loss), net

Changes in fair value of available for sale financial assets, net	1,310	-	5,001
Net change in fair value of available-for-sale financial assets classified to the statement of income	-	-	(84)
Foreign currency translation differences for foreign operations	(134)	(4,178)	(45)
Foreign currency translation differences charged to the statement of income upon disposal of an associate	-		(4,330)
Actuarial gains from defined benefit plan	-	-	15
Company's share of other comprehensive income (loss) of associates	(34)	(66)	455

Other comprehensive income (loss), net	1,142	(4,244)	1,012

Total comprehensive loss	(16,320)	(19,214)	(28,383)

Attributable to:
Company's shareholders	(11,712)	(16,271)	(13,381)
Non-controlling interests	(4,608)	(2,943)	(15,002)

	(16,320)	(19,214)	(28,383)

The accompanying notes are an integral part of the interim consolidated financial statements.

6

Elron Electronic Industries Ltd.

Interim Consolidated Statements of Changes in Equity

	Attributable to the Company’s shareholders
			Capital			Capital
			reserves			reserves
			in			in
			respect			respect
			of		Revaluation	of	Capital
			transaction		reserve from	financial	reserves	Retained
			with	Share	consolidation	assets	from	earning		Non
	Issued	Share	controlling	Based	of	available	translation	(Accumulated		controlling
	capital	Premium	interest	Payments	subsidiaries	for sale	differences	deficit)	Total	interest	Total
	Unaudited
	In thousands of dollars

Balance at
January 1, 2010 (audited)	9,573	190,328	217	1,180	4,127	5,000	723	(84,679)	126,469	(4,376)	122,093

Total comprehensive income (loss)	-	-	-	-	-	1,281	(96)	(12,897)	(11,712)	(4,608)	(16,320)
Share-based payments in respect of awards issued by subsidiaries	-	-	-	-	-	-	-	-	-	362	362
Reclassification of revaluation reserve in respect of acquisition of subsidiary in stages to retained earnings	-	-	-	-	(156)	-	-	156	-	-	-
Increase in the non-controlling interest due to additional investment	-	-	-	-	-	-	-	-	-	519	519
Share based payment	-	-	-	29	-	-	-	-	29	-	29
Balance at
March 31, 2010	9,573	190,328	217	1,209	3,971	6,281	627	(97,420)	114,786	(8,103)	106,683

The accompanying notes are an integral part of the interim consolidated financial statements.

7

Elron Electronic Industries Ltd.

Interim Consolidated Statements of Changes in Equity (Cont.)

	Attributable to the Company’s shareholders
			Capital			Capital
			reserves			reserves
			in			in
			respect			respect
			of		Revaluation	of	Capital
			transaction		reserve from	financial	reserves	Retained
			with	Share	consolidation	assets	from	Earning		Non
	Issued	Share	controlling	Based	of	available	translation	(Accumulated		controlling
	capital	Premium	interest	Payment	subsidiaries	For sale	differences	Deficit)	Total	interest	Total
	Unaudited
	In thousands of dollars

Balance at
January 1, 2009 (audited)	9,573	190,328	-	1,053	4,751	(211)	5,117	(71,105)	139,506	6,545	146,051

Total comprehensive income (loss	-	-	-	-	-	(56)	(4,051)	(12,164)	(16,271)	(2,943)	(19,214)
Share-based payments in respect of shares issued by subsidiaries	-	-	-	-	-	-	-	-	-	354	354
Reclassification of revaluation reserve in respect of acquisition of subsidiary in stages to retained earnings	-	-	-	-	(156)	-	-	156	-	-	-
Increase in the non-controlling interest due to additional investment	-	-	-	-	-	-	-	-	-	592	592
Share based payments	-	-	-	67	-	-	-	-	67	-	67

Balance at
March 31, 2009	9,573	190,328	-	1,120	4,595	(267)	1,066	(83,113)	123,302	4,548	127,850

The accompanying notes are an integral part of the interim consolidated financial statements.

8

Elron Electronic Industries Ltd.

Interim Consolidated Statements of Changes in Equity (Cont.)

	Attributable to the Company’s shareholders
			Capital			Capital
			reserves			reserves
			in			in
			respect			respect
			of		Revaluation	of	Capital
			transaction		reserve from	financial	reserves	Retained
			with	Share	consolidation	assets	from	Earning		Non
	Issued	Share	controlling	Based	of	available	translation	(Accumulated		controlling
	capital	Premium	interest	Payment	subsidiaries	For sale	differences	Deficit)	Total	interest	Total
	Audited
	In thousands of dollars

Balance at
January 1, 2009	9,573	190,328	-	1,053	4,751	(211)	5,117	(71,105)	139,506	6,545	146,051

Total comprehensive income (loss)	-	-	-	-	-	5,211	(4,394)	(14,198)	(13,381)	(15,002)	(28,383)
Share-based payments in respect of shares issued by subsidiaries	-	-	-	-	-	-	-	-	-	2,395	2,395
Reclassification of revaluation reserve in respect of acquisition of subsidiary in stages to retained earnings	-	-	-	-	(624)	-	-	624	-	-	-
Deconsolidation of subsidiary	-	-	-	-	-	-	-	-	-	(1,625)	(1,625)
Increase in the non-controlling interest due additional investment	-	-	-	-	-	-	-	-	-	3,528	3,528
Transaction with non-controlling interest	-	-	217	-	-	-	-	-	217	(217)	-
Share based payments	-	-	-	127	-	-	-	-	127	-	127

Balance at
December 31, 2009	9,573	190,328	217	1,180	4,127	5,000	723	(84,679)	126,469	(4,376)	122,093

The accompanying notes are an integral part of the interim consolidated financial statements.

9

Elron Electronic Industries Ltd.
Interim Consolidated Statements of Cash Flows

	For the three months ended	For the three months ended	For the year ended
	March 31	March 31	December 31
	2010	2009	2009
	Unaudited		Audited
	$ thousands	$ thousands	$ thousands

Cash flows from operating activities
Loss	(17,462)	(14,970)	(29,395)

Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	620	644	2,958
Financial income, net	148	411	949
Stock based compensation and changes in liability in respect of call options	390	421	2,398
Accrued interest on loans from shareholders	302	(530)	1,561
Gain from sale of investments in available for sale securities	-	-	(85)
Reevaluation of restricted cash	(1)	13	83
Loss (gain) from sale of property and equipment, net	(12)	26	64
Impairment of investments	-	442	1,853
Decrease (increase) in fair value of Convertible Debentures	591	(517)	921
Gain from disposal of businesses and associates and changes in holdings in associates, net	70	66	(31,802)
Equity in losses of associates, net	4,541	4,575	10,514
Deferred taxes, net	(316)	-	-
Other	(202)	877	323
	6,131	6,428	(10,263)

Changes in Assets and Liabilities:
Decrease (increase) in trade receivables	16	(613)	(1,103)
Decrease (increase) in Other current assets	(1,029)	929	62
Increase in inventories	(535)	(133)	(2,634)
Increase (decrease) in liabilities in respect of royalty bearing government grants	226	170	(589)
Increase (decrease) in trade payables	(737)	(542)	307
Increase (decrease) in Other current liabilities	2,710	(2,335)	(1,444)
	651	(2,524)	(5,401)

Cash paid and received during the year for:
Interest paid	(251)	(416)	(1,542)
Interest received	103	5	593
	(148)	(411)	(949)

Net cash used in operating activities	(11,414)	(11,477)	(46,008)

The accompanying notes are an integral part of the interim consolidated financial statements.

10

Elron Electronic Industries Ltd.

Interim Consolidated Statements of Cash Flows (Cont.)

	For the three months ended	For the three months ended	For the year ended
	March 31	March 31	December 31
	2010	2009	2009
	Unaudited		Audited
	$ thousands	$ thousands	$ thousands

Cash flows from investment activities
Purchase of property and equipment	(180)	(284)	(1,293)
Investment in associates and other companies	(2,155)	(1,926)	(8,630)
Purchase of intangible assets	(139)	(19)	(172)
Proceeds from sale of property and equipment	25	10	105
Proceeds from sale of investments in subsidiaries (Schedule A)	-	-	(1,044)
Proceeds from sale of associates and other companies	-	-	66,290
Dividend received from associates	-	5,111	9,553
Proceeds from sale and maturity of available for sale securities	156	-	728
Investments in long term deposits	-	(430)	(430)
Proceeds from long term deposits	-	-	430

Net cash provided by (used in) investment activities	(2,293)	2,462	65,537

Cash flows from financing activities
Receipt of government grants	37	164	2,984
Proceeds from issuance of shares to non-controlling interests	519	592	3,529
Receipt of long-terms loans from shareholders	-	2,000	9,000
Receipt of long-term loans from banks and others	3,750	6,500	13,500
Repayment of long-term loans	(1)	(332)	(566)
Increase (decrease) in short-term bank loan, net	(302)	(471)	(593)

Net cash provided by financing activities	4,003	8,453	27,854

Increase (decrease) in cash and cash equivalents	(9,118)	(562)	47,383

Cash and cash equivalents of a disposal group held for sale	(1,012)	-	-

Cash and cash equivalents as of beginning of the year	64,747	17,364	17,364

Cash and cash equivalents as of end of the year	54,617	16,802	64,747

The accompanying notes are an integral part of the interim consolidated financial statements.

11

Elron Electronic Industries Ltd.

Interim Consolidated Statements of Cash Flows (Cont.)

	For the three months ended	For the three months ended	For the year ended
	March 31	March 31	December 31
	2010	2009	2009
	Unaudited		Audited
	$ thousands	$ thousands	$ thousands

Schedule A
Proceeds from sale of investments in subsidiaries
Assets and liabilities of the subsidiaries as of the date of sale:
Working capital (excluding cash and cash equivalents)	-	-	(3,031)
Property, plant and equipment, net	-	-	1,259
Intangible assets, net	-	-	3,810
Long-term assets	-	-	24
Long-term liabilities	-	-	(2,164)
Non-controlling interests	-	-	(1,627)
Capital gain	-	-	1,574
Accrued severance pay, net	-	-	26
Investment in associate	-	-	(915)

	-	-	(1,044)

The accompanying notes are an integral part of the interim consolidated financial statements.

12

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands)

Note 1 – General

Elron Electronic Industries Ltd. ("Elron" or the "Company") is a high technology operational holding company, which is traded on the Tel-Aviv Stock Exchange and the Over-The-Counter market in the US. The Company is an Israeli-resident company incorporated in Israel, and its registered address is 3 Azrieli Center, Triangle Tower, 42nd floor, Tel Aviv. Elron's business is conducted through subsidiaries, associates and other companies, in which Elron invested, primarily in the fields of medical devices, information and communications technology and clean technology.

The Company's primary shareholder is Discount Investment Corporation Ltd. ("DIC"), which holds an approximately 48.7% interest in the Company as of March 31, 2010.

Pursuant to the decision of the Company's Board of Directors from November 12, 2009, on January 6, 2010, the Company's shares were de-listed from trading on the NASDAQ stock exchange. Elron further intends to terminate the registration of its ordinary shares as soon as possible under U.S. Securities and Exchange ("SEC") rules. The Company does not expect such deregistration to take effect earlier than the first quarter of 2011, if at all.

As a result, Elron changed its financial reporting principles from generally accepted accounting principles in the United States ("U.S. GAAP") to International Financial Reporting Standards ("IFRS"). Elron's consolidated financial statements for the year ended December 31, 2009 were the Company's initial annual financial statements prepared in conformity with IFRS.

In the first quarter of 2010 Elron commenced reporting in accordance with the reporting obligations under the Israel Securities Law (1968) applicable to reporting companies in Israel which are not dual-listed. Up until January 2010, the Company reported in accordance with the reporting obligations under the Israel Securities Law applicable to reporting companies in Israel which are dual-listed.

As aforementioned, Elron's ordinary shares continue to be registered in the U.S. under the Exchange Act, and as such, Elron is now required to comply with reporting requirements in accordance with both Israeli and U.S. applicable securities laws and regulations.

The accompanying unaudited condensed interim consolidated financial statements have been prepared as of March 31, 2010, and for the three months then ended ("interim consolidated financial statements") in accordance with IFRS. The interim consolidated financial statements are presented in U.S. dollars, the Company's functional currency, and are rounded to the nearest thousand. These financial statements should be read in conjunction with the Company's annual financial statements for the year ended December 31, 2009 ("the Company's annual financial statements") and accompanying notes.

See Note 6 regarding the impact of the transition from reporting in accordance with U.S. GAAP to reporting in accordance with IFRS on the Company's financial position as of March 31, 2009, and consolidated statements of loss for the three months ended March 31, 2009.

13

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands)

Note 2 - Significant Accounting Policies

A.	Basis of presentation

The interim consolidated financial statements were prepared in accordance with IAS 34 – Interim Financial Statements, and in accordance with Section D of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970.

The significant accounting policies followed in the preparation of these financial statements are identical to those applied in preparation of the latest annual financial statements, with the exception of the following:

i.           IFRS 3 (Revised) - Business Combinations and IAS 27 (Amended) ("The New Standards") – Consolidated and Separate Financial Statements

According to the New Standards:

-           The definition of a business was broadened so that it contains also activities and assets that are not managed as a business as long as the seller is capable of operating them as a business.

-           An entity can choose whether to measure non-controlling interests in the acquiree (and consequently, the goodwill) of each business combination, either at its full fair value or at the non-controlling interest's proportionate share of acquiree's net identifiable assets at the acquisition date.

-           Contingent consideration in a business combination is measured at fair value and changes in the fair value of the contingent consideration, which do not represent adjustments to the acquisition cost in the measurement period, are not simultaneously recognized as goodwill adjustments. If the contingent consideration is classified as a financial liability under IAS 39, it is measured at fair value through profit or loss.

-           Direct acquisition costs attributed to a business combination transaction are recognized in the statement of income as incurred.

-           Subsequent measurement of a deferred tax asset for acquired temporary differences which did not meet the recognition criteria at acquisition date will be charged to profit or loss and not as adjustment to goodwill.

-           A subsidiary's losses, even if resulting in a capital deficiency in a subsidiary, are allocated between the parent company and non-controlling interests, even if the non-controlling interest has not guaranteed or has no contractual obligation for sustaining the subsidiary or of investing further amounts.

-           Upon the loss or achievement of control of a subsidiary, the remaining investment, if any, is revalued to fair value against gain or loss from the sale and this fair value represents the cost basis for the purpose of subsequent treatment.

-           A transaction with non-controlling interests, whether a sale or an acquisition, is accounted for as an equity transaction. As such, further acquisitions of non-controlling interests by the Company (or disposal of equity interests while control is retained) are recognized directly in equity (capital reserves in respect of transaction with non-controlling interests). Any difference between the amount of the adjustment to non-controlling interest (reflecting the change in relative interest in the subsidiary) and the consideration paid or received by the parent on the change in holding is recognized directly in equity. In disposal of equity interests while control is retained, the company should take into consideration realization of goodwill attributed to the subsidiary, if any, comprehensive income and capital reserves from translation differences, in accordance with the decrease in holdings in the subsidiary.

-           Losses are attributable to the owners of the parent and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

-           At the acquisition date, the acquirer reassesses the assets and liabilities, not including leases and insurance contracts, for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as of the acquisition date.

14

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands)

Note 2 - Significant Accounting Policies (Cont.)

-           In a business combination achieved in stages, the acquirer remeasures its previously held equity interest in the acquiree at its acquisition-date fair value and recognizes the resulting gain or loss, if any, in profit or loss. Any amount that was recognized in other comprehensive income is recognized on the same basis as would be required if the acquirer had disposed directly of the previously held equity interest.

The Standards are adopted prospectively since January 1, 2010. The adoption of the standards will affect certain aspects of our accounting for subsidiaries and non-controlling interests mainly with respect to prospective allocation of losses to non-controlling shareholders, accounting for consolidating and de consolidating subsidiaries and recognition of gain upon a change of ownership, and the accounting for future business combinations.

ii.           IFRS 5 - Non-current Assets Held for Sale and Discontinued Operations

According to the amendment to IFRS 5, when the parent decides to sell part of its interest in a subsidiary so that after the sale the parent retains a non-controlling interest, such as rights conferring significant influence, all the assets and liabilities attributed to the subsidiary will be classified as held for sale if the relevant criteria of IFRS 5 are met, including the presentation as a discontinued operation. Further, an additional amendment specifies the disclosures required in respect of non-current assets (or disposal groups) that are classified as held for sale or discontinued operations. Pursuant to the amendment, only the disclosures required in IFRS 5 will be provided. Disclosures in other IFRSs apply to such assets only if they require specific disclosures in respect of non-current assets or disposal groups.

The amendment is adopted prospectively starting from the financial statements for periods beginning on January 1, 2010.

B.	New standards and interpretations issued but not yet effective

1.           IFRS 9 - Financial Instruments

In November 2009, the IASB issued IFRS 9, "Financial Instruments", which represents the first phase of a project to replace IAS 39, "Financial Instruments: Recognition and Measurement". IFRS 9 focuses mainly on the classification and measurement of financial assets and it applies to all financial assets within the scope of IAS 39.

According to IFRS 9, upon initial recognition, all the financial assets (including hybrid contracts with financial asset hosts) will be measured at fair value. In subsequent periods, debt instruments can be measured at amortized cost if both of the following conditions are met:

-           the asset is held within a business model whose objective is to hold assets in order to collect the contractual cash flows.

-           the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Subsequent measurement of all other debt instruments and financial assets will be at fair value.

Financial assets that are equity instruments will be measured in subsequent periods at fair value and the changes will be recognized in the statement of income or in other comprehensive income (loss), in accordance with the election of the accounting policy on an instrument-by-instrument basis. This election is final and irrevocable. Nevertheless, if the equity instruments are held for trading, they must be measured at fair value through profit or loss. When an entity changes its business model for managing financial assets it shall reclassify all affected financial assets. In all other circumstances, reclassification of financial instruments is not permitted.

The standard will be effective starting January 1, 2013. Earlier application is permitted. Companies that elect to apply the standard during 2009 and 2010 may do so at any time during the reporting period, but no earlier than November 12, 2009 (the standards' issuance date). Early adoption will be made with a retrospective restatement of comparative figures, subject to the reliefs set out in the Standard.

The Company is evaluating the effect of IFRS 9 on it’s financial statements.

15

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands)

Note 3 – Significant Changes in Investments

1.	Starling

Starling Advanced Communications Ltd. ("Starling") is a provider of innovative connectivity solutions for the broadband access market for mobile platforms including aircraft and ground vehicles.

Starling is an Elron subsidiary. Elron directly holds approximately 32% of Starling's outstanding shares, and approximately 36% indirectly through its consolidated subsidiary RDC – Rafael Development Corporation Ltd. ("RDC").

In December 2009, Elron and RDC signed a loan agreement to provide Starling with a loan in the aggregate amount of $3,900, of which Elron's and RDC's share is approximately $1,800 and $2,100, respectively. The total loan amount was granted to Starling in a single installment during January 2010.

In March 2010, Elron and RDC signed an additional loan agreement to provide Starling with a loan in the aggregate amount of $7,800, of which Elron's and RDC's share is approximately $3,600 and $4,200, respectively. During April 2010, subsequent to the balance sheet date, a payment in respect of the loan in the amount of $500 and $600 was advanced by Elron and RDC, respectively.

2.	Medingo

Medingo Ltd. ("Medingo") is a development stage company that is engaged in the development of an insulin micro-pump for people with diabetes, (“the Micro-Pump”). In July 2009, Medingo received FDA clearance to market the Micro-Pump.

Medingo is an Elron subsidiary. Elron directly holds approximately 8% of Medingo's outstanding shares, and approximately 84% indirectly through RDC.

In January 2010, the shareholders of Medingo, including Elron and RDC, extended an investment in the aggregate amount of $5,500 to Medingo, of which Elron's and RDC's share is approximately $500 and $4,600, respectively. During the first quarter of 2010, a payment in respect of the investment in the amount of $3,500 was advanced, of which Elron's and RDC's share is approximately $300 and $2,900, respectively. During April and May 2010, subsequent to the balance sheet date, an additional payment in the amount of $1,500 was advanced, of which Elron and RDC's share is approximately $130 and $1,300, respectively.

16

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands)

Note 3 – Significant Changes in Investments (Cont.)

2.	Medingo (Cont.)

In October 2009, a non-binding indication of interest was received from F. Hoffman-La Roche Ltd. (“the acquirer”) regarding a potential acquisition of all of Medingo's shares.

Following negotiations between the parties, on April 13, 2010, subsequent to the balance sheet date, a definitive sale agreement was executed, the principal terms of which include, inter alia, the following terms: (i) upon completion of the transaction, the selling shareholders will receive consideration in the aggregate amount of $160,000, subject to certain adjustments, of which an amount of $29,000 will be held in escrow for a period of up to 24 months to cover mainly potential indemnification payments which may be due from the selling shareholders in connection with breaches, if any, of the sale agreement and certain potential future claims relating to Medingo, if any ("Escrow Amount"), (ii) the selling shareholders will receive gradual payments of additional contingent consideration of up to $40,000 conditional upon Medingo achieving, gradually, over a certain period (currently estimated by the parties to extend up to approximately 5 years from completion of the transaction) certain operational milestones ("Contingent Consideration"), (iii) during the interim period between the execution of a definitive agreement and the completion of the transaction, certain activities of Medingo will require consent of or coordination with the purchaser as customary in transactions of such type, (iv) following the completion of the transaction, Elron's and RDC's maximum potential indemnification obligations under the sale agreement will be limited to approximately 110% of their respective parts of the total consideration amount, except – with respect to each of them separately – in case of fraud or willful misconduct by it, (v) the completion of the transaction is subject to obtaining applicable regulatory approvals within 4 months following the execution of the definitive agreement, subject to extension of 90 days (if required).

In the event of completion of the Transaction:

1. Elron and RDC expect to receive aggregate proceeds currently estimated to be between $14,000 and $19,000 for Elron, and $94,000 and $145,000 for RDC (including up to $3,000 for Elron and $28,000 for RDC, from the Contingent Consideration to the extent payable).

2. Elron would record a net gain estimated at this stage to be between $59,000 and $84,000. Part of the net gain exceeding $59,000 may be recorded in later stages taking into consideration certain future events which may affect the amounts to be released to the selling shareholders from the Escrow Amount or their entitlement to the Contingent Consideration. The net gain amounts include Elron's share of the net gain estimated at this stage to be recorded by RDC.

There is no assurance as to the completion of the transaction and the timing thereof.

In accordance with the aforementioned, and in spite of the uncertainty as to the completion of the transaction and the timing thereof, as of the balance sheet date, the sale of Medingo complied with all the regulations set in IFRS 5, and therefore Medingo is  presented in the interim consolidated financial statements as a disposal group held for sale.

17

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands)

Note 3 – Significant Changes in Investments (Cont.)

2.	Medingo (Cont.)

Following are the major classes of assets and liabilities held for sale:

March 31
2010
$ thousands
Unaudited
Assets
Cash and cash equivalents	1,012
Other current assets	414
Property, plant and equipment, net	1,103
Intangible assets, net	207
Other long term receivables	107
Total assets held for sale	2,843

Liabilities
Other payables and debit balances	1,958
Trade payables	626
Total liabilities held for sale	2,584

Assets held for sale, net	259

3.	Wavion

Wavion Inc. ("Wavion") is a developer of broadband wireless access systems for Wi-Fi networks.

Wavion is an Elron subsidiary. Elron holds approximately 66% of Wavion's outstanding shares.

In January 2010, Elron together with the other shareholder of Wavion, invested an aggregate amount of $1,600 in Wavion, of which Elron's share was approximately $1,400.

In April 2010, subsequent to the balance sheet date, Elron alone invested an additional amount of $2,000 in Wavion.

4.	RDC

RDC is a holding company consolidated by Elron. Elron holds 50.1% of RDC's outstanding shares.

In December 2009, Elron and Rafael Advanced Defense Systems Ltd. ("Rafael") signed a loan agreement to provide RDC with a loan in the aggregate amount of $15,000, of which Elron's share is approximately $7,500. During January 2010, a payment in respect of the loan in the amount of $7,500 was advanced, of which Elron's share is approximately $3,750.

During April 2010, subsequent to the balance sheet date, a payment in the amount of $3,000 was advanced, of which Elron's share is approximately $1,500.

18

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands)

Note 3 – Significant Changes in Investments (Cont.)

5.	Pocared

Pocared Diagnostics Ltd. ("Pocared") is an Israeli medical device company developing innovative technological platform for real-time and reagentless diagnosis of contaminants. Elron holds approximately 32% of Pocared's outstanding shares. Pocared is accounted for under the equity method of accounting.

During January 2010, the shareholders of Pocared, including Elron, invested an aggregate amount of $3,600 in Pocared, of which Elron's share was $1,500.

6.	Teledata

Teledata Networks Ltd. ("Teledata") provides innovative access products and solutions for both traditional and Next Generation Networks, or NGN, to telecom operators and service providers. Elron holds approximately 21% of Teledata's outstanding shares. Teledata is accounted for under the equity method of accounting.

On January 25, 2010, Teledata received a guarantee from certain of its shareholders in the amount of $3,000. Elron's share in the said amount was approximately $1,500, outstanding until June 2010.

In April 2010, subsequent to the balance sheet date, Teledata received a commitment to provide a guarantee from certain of its shareholders in the amount of $3,000. Elron's share in the said amount is approximately $1,500. Elron's share in Teledata's losses includes its share in the aforementioned guarantees.

In February 2010, Elron and other major shareholders of Teledata commenced negotiations for the sale, by way of merger, of all of the outstanding shares of Teledata to Enablence Technologies Inc. (the "Acquirer"), a foreign company publicly traded in Canada.

In April 2010, following negotiations between the parties and discussions with other Teledata shareholders, a definitive merger agreement was executed between Teledata, it’s principal shareholders, including the Company (“major shareholders”) and the Acquirer, including inter alia, the following principal terms: (i) upon completion of the transaction, consideration will be received  in the aggregate amount of $50,000, including $10,000 payable in cash, $10,000 payable in non-tradable bonds of the Acquirer and $30,000 payable in publicly tradable shares of the Acquirer. Of this consideration, shares of the Acquirer equivalent to $5,000 will be deposited in escrow for a period of up to 12 months to cover, mainly, possible indemnification which may become due to the Acquirer in connection with breaches, if any, of the merger agreement by any of the other parties thereto and possible future claims relating to Teledata, if any, (ii) upon completion of the transaction all outstanding shareholders' loans granted to Teledata by Elron (in the aggregate amount of approximately $1,000, and which are convertible into Teledata shares) shall be assigned to the Acquirer. The abovementioned consideration includes the consideration for such assignment, (iii) each of the major shareholders shall only be liable for part of the indemnification amounts that may become due to the Acquirer, each according to its share of the consideration, and will not be liable for any breaches of the merger agreement by any other major shareholders. The liability of each major shareholder's liability for its representations and obligations towards the Acquirer will be limited to its share of the aggregate consideration, while its liability for representations and obligations relating to Teledata shall be limited (except in certain matters) to each such shareholder's share of the consideration held in escrow described above, (iv) any shares of the Acquirer to be received as part of the consideration shall be subject to a lock-up period of 6 to 12 months commencing from the closing date of the transaction, (v) on the closing date of the transaction, all shareholders' guarantees granted by the major shareholders to Teledata, and all obligations of the major shareholders to grant shareholders guarantees or collaterals for loans to Teledata shall be cancelled. The aggregate amount of such obligations granted by Elron is approximately $4,200 (including actual guarantees granted by Elron to Teledata in the aggregate amount of approximately $2,000), (vi) during the interim period between the execution of the definitive merger agreement and the completion of the transaction, certain activities of Teledata, not in the ordinary course of business, will require consent of the Acquirer as customary in transactions of such type, (vii) the completion of the transaction is subject, inter alia, to obtaining required regulatory approvals and other approvals required by law and agreements with certain third parties. Should the merger not be completed by December 31, 2010, each party to the transaction shall have the right to terminate it, subject to postponement of this date in certain circumstances set forth in the merger agreement.

19

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands)

Note 3 – Significant Changes in Investments (Cont.)

6.	Teledata (Cont.)

In the event of completion of the transaction:

1. Elron expects to receive aggregate proceeds of approximately $24,000, including approximately $3,000 payable in cash, approximately $4,000 payable in bonds of the Acquirer and approximately $17,000 payable in shares of the Acquirer (of which shares of the Acquirer in an amount equivalent to approximately $2,000 will be held in escrow).

2. Elron would record a net gain, estimated at this stage, to be between $22,000 and $25,000. Elron estimates at this stage, that out of the said aggregate net gain, upon the completion of the transaction, a net gain of approximately $22,000 would be recorded. The balance  of the said aggregate net gain  may be recorded in later stages, or not at all, taking into consideration certain future events which may affect the amount of shares to be released to Elron from the shares in escrow.

There is no assurance as to the completion of the transaction and the timing thereof.

In accordance with the aforementioned, and in spite of the uncertainty as to the completion of the transaction and the timing thereof, as of the balance sheet date, the sale of Teledata complied with all the regulations set in IFRS 5, and therefore the excess losses over the investment in Teledata was presented in the interim consolidated financial statements as a held for sale liability in the amount of $4,200.

6.	Galil

Galil Medical Ltd. ("Galil") develops, manufactures and markets cryotherapy platformof minimally invasive treatments for various clinical applications.

Elron directly held approximately 12% of Galil’s outstanding shares, and approximately 17% indirectly through RDC. Galil was accounted for under the equity method of accounting.

During  March 2010, the Company's Audit Committee and Board of Directors approved the transaction in which Elron, together with RDC and DIC (who together held approximately 42% of Galil) and certain other shareholders of Galil (the "Sellers") entered into an agreement to sell all their respective holdings in Galil to certain other Galil Medical shareholders (the "Acquirers") for an immediate payment in the aggregate amount of $1,300 and for an additional contingent future payment, conditional upon certain future events occurring within 24 months from the consummation of the above transaction. The consideration was allocated between the Sellers proportionally to the number of Galil shares sold by each of them from among the total shares sold, irrespective of their class and liquidation preference. Accordingly, Elron's and RDC's portion in the immediate payment is approximately $400 and $500, respectively.

20

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands)

Note 3 – Significant Changes in Investments (Cont.)

6.	Galil (Cont.)

In April 2010, subsequent to the balance sheet date, and subsequent to the receipt of all required approvals, the transaction was completed. As a result of the sale, Elron is expected to record a gain in an amount which is not material.

In accordance with the aforementioned, as of the balance sheet date, the sale of Galil complied with all the regulations set in IFRS 5, and therefore the investment in Galil was presented in the interim consolidated financial statements as a held for sale asset in the amount of $141.

7.	NuLens

NuLens Ltd. ("NuLens") operates in the field of intra-ocular lenses, or IOLs, mainly for the treatment of cataracts, presbyopia and low vision.

Elron holds approximately 35% of NuLens's outstanding shares. NuLens is accounted for under the equity method of accounting.

In January 2010, NuLens Ltd. ("NuLens") completed a financing round of approximately $4,600, in consideration for 512,049 Preferred C1 shares, in which Elron invested $2,000. The investment did not result in any significant change to the proportion of Elron's holdings of NuLens's outstanding shares.

Note 4 - Contingent Liabilities

For details regarding pending contingent liabilities and claims against the Company and its group companies as of the date of approval of the interim consolidated financial statements, see Note 21 to the Company's annual financial statements, approved for publication on March 18, 2010.

Details regarding changes to the contingent liabilities and claims described in the Company's annual financial statements are included below:

On January 12, 2010, a former key officer of a subsidiary of the Company was dismissed from and by the subsidiary of the Company. The key officer asserted to certain rights he is allegedly entitled to as part of his employment agreement with the subsidiary of the Company and in connection with his termination compensation from the subsidiary of the Company, and in addition from Medingo. On April 11, 2010, subsequent to the balance sheet date, the subsidiary of the Company, Medingo and such former key officer, signed a Settlement Agreement ("the Settlement Agreement"). According to the Settlement Agreement, the former key officer is to be paid by the subsidiary of the Company, subject to the completion of the transaction for the sale of the entire share capital of Medingo as specified in note 3.2 above, a total amount of up to $3,750, from which $1,000 is a non disputable amount that is not subject to the abovementioned conditions, and, subject to an additional future condition precedent, an additional amount of US$125; all in exchange to a definitive, irrevocable waiver of any claims and reciprocal rights, including rights of the former key officer in Medingo and other companies held by such subsidiary. To the extent that the  transaction for the sale of  the entire share capital of Medingo will not be consummated, the Settlement Agreement shall be canceled, except for the subsidiary of the Company's liability to pay the former key officer the non disputable amount of $1,000 at his request, and each of the parties to the Settlement Agreement shall retain his claims and rights.

21

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands)

Note 4 - Contingent Liabilities (Cont.)

As a results of the Settlement Agreement and in accordance with the subsidiary of the Company's management's estimation, a contingent provision in the amount of approximately $1,500 was made in the interim consolidated financial statements, in addition to the provision made in the Company's annual financial statements in the amount of approximately $1,000 in respect of the non disputable amount. These provisions are included in the Consolidated Statements of Financial Position under "Other Current Liabilities".

Note 5 – Inclusion of the financial statements of associate companies accounted for under the equity method of accounting

The Company did not include the condensed financial statement data or the financial statements of Given Imaging Ltd., a material associate company, as it reports in accordance with the reporting obligations under the Israel Securities Law applicable to reporting companies in Israel which are dual-listed.

Note 6 - Reconciliations of the consolidated financial statements under US GAAP to consolidated financial statements under IFRS

A.	International Financial Reporting Standard 1 ("IFRS 1") requires the inclusion of a reconciliation of the Company's equity reported in accordance with US GAAP to its equity in accordance with IFRS.

B.	In regards to the exemptions that the Company chose to apply prospectively in accordance with IFRS 1, see note 2 to the annual financial statements.

C.
Set forth below is a reconciliation note which presents the material effects of application of IFRS on the Company's consolidated balance sheet and equity as of March 31, 2009 and on the Company’s consolidated statement of income for the three months ended March 31, 2009.

22

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands)

Adjustments resulting from the transition to reporting in accordance with IFRS on the Company's consolidated Statements of Financial Position as of March 31, 2009

			Effect of
			transition
		US GAAP	to IFRS	IFRS
		Unaudited
	Item	$ thousands	$ thousands	$ thousands
Current assets

Cash and cash equivalents		16,802	-	16,802
Short-term investments		430	-	430
Restricted cash		130	-	130
Trade receivables, net	11	1,898	(135)	1,763
Short term severance pay and retirement obligation funds	9	1,037	(1,037)	-
Other receivables and debit balances		4,738	-	4,738
Inventories		2,135	-	2,135
		27,170	(1,172)	25,998

Non-current assets

Investments in associates	1,4,5,6,9,10,12,13,14	141,264	14,801	156,065
Other investments (mainly accounted as available for sale)	4,5,9,10,14,13	64,292	(57,226)	7,066
Property, plant and equipment, net	2,11	4,493	5	4,498
Severance pay funds, net	9	1,841	(1,841)	-
Intangible assets, net	1,2,6,13	7,349	4,890	12,239
Other long-term receivables		120	-	120
		219,359	(39,371)	179,988

		246,539	(40,543)	205,986
Current liabilities
Short terms credit and loans		4,056	-	4,056
Trade payables		3,283	-	3,283
Other payables and credit balances	5,9,10,11	9,931	166	10,097
Short term severance pay and retirement obligation		2,351	(900)	1,451
		19,621	(734)	18,887

Non-current liabilities
Long term loans from banks	4	40,446	258	40,704
Long term loans from shareholders		7,646	-	7,646
Convertible Debentures		1,418	-	1,418
Royalty bearing government grants	5	-	9,148	9,148
Employee benefits, net	9	2,254	(2,125)	129
Other long term liabilities	9	356	(152)	204
		52,120	7,129	59,249

		71,741	6,395	78,136
Equity
Equity attributable to the Company's	1, 2, 3, 4, 5, 8, 9, 10
shareholders	11, 12, 13, 14	160,477	(37,175)	123,302
Non-controlling interest	1, 2, 5, 9, 10, 13, 14	14,311	(9,763)	4,548
		174,788	(46,938)	127,850

		246,529	(40,543)	205,986

23

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands)

    Adjustments resulting from the transition to reporting in accordance with IFRS on the Company's consolidated statement of income for the three months ended March 31, 2009

			Effect of
			transition
		US GAAP	to IFRS	IFRS
		Unaudited
	Item	$ thousands	$ thousands	$ thousands
	(except for loss per share data)
Income
Sales of goods		3,432	-	3,432
Income (loss) from disposal of businesses and associates and changes in holding in associates, net	4, 5, 10	25	(95)	(70)
Financial income	7	1,143	-	1,143
		4,600	(95)	4,505
Cost and Expenses
Cost of sales	5	1,504	12	1,516
Selling and Marketing expenses		1,850	42	1,892
General and administrative expenses	9, 10	4,417	7	4,424
Research and development expenses, net	5, 9, 10	5,232	5	5,237
Equity in losses of associates, net	1, 4, 5, 6, 9, 10, 12 13, 14	2,509	2,066	4,575
Amortization of intangible assets	6, 13	107	247	354
Other expenses, net	12	1,056	(490)	566
Financial expenses	4, 7, 11	642	269	911
		17,317	(2,158)	19,475

Loss before taxes on income		(12,717)	(2,253)	(14,970)

Taxes on income		-	-	-

Loss		(12,717)	(2,253)	(14,970)

Attributable to:
The Company's shareholders	1,2,5,8, 9, 10,13,14	(9,812)	(2,352)	(12,164)
Non-controlling interest	1, 2, 5, 9, 10, 13, 14	(2,906)	100	(2,806)

		(12,717)	(2,253)	(14,970)

Loss per ordinary share of
$1 par value:
Basic loss per share		(0.33)	(0.08)	(0.41)
Diluted loss per share		(0.33)	(0.08)	(0.41)

24

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands)

1.
Capitalization of development costs – in accordance with US GAAP, development costs were charged to the statement of income as incurred. According to IFRS, development costs are recorded as an asset if, and only if, the entity can demonstrate: the technical feasibility of completing the intangible asset so that it will be available for use or sale, an intention and the ability to complete the intangible asset and to use it or sell it, how the intangible asset will generate probable future economic benefits, the existence of available economic resources to complete the development and to use the intangible asset or to sell it and the ability to measure reliably the expenditure attributable to the intangible asset during its development.

2.
Classification of capitalized computer software and software development costs – Under US GAAP, computer software and capitalized software development costs were classified as part of property, plant and equipment. According to IFRS, computer software and capitalized software development costs that do not constitute an integral part of the related hardware, are accounted for as an intangible asset. Therefore, upon the transition to reporting according to IFRS, computer software and capitalized software development costs were reclassified from property, plant and equipment to intangible assets.

3.
Valuation of available for sale financial instruments according to fair value and balance sheet reclassification – in accordance with US GAAP, the Company classified its investments in companies which the Company does not have significant influence over their financial affairs, as investments measured at cost, net of other than temporary impairments. According to IFRS, the Company classifies these investments as available-for-sale financial assets, and they are measured at fair value on every balance sheet date. Changes in the fair value are recorded directly in equity as a capital reserve in respect of available for sale financial assets, except for other than temporary impairments that are included in the statement of income.

4.
Change in classification of financial derivatives from liability to equity – in accordance with US GAAP, liabilities convertible into ordinary shares that are denominated in foreign currency (which is different than the investees's functional currency) and/or that are linked to the CPI or to foreign currency, were accounted for in the investee's financial statements as a liability, net of amount allocated as a discount. The discount is amortized over the repayement period of the Convertible Debentures using the effective interest rate method. According to IFRS, these convertible liabilities are classifed as a liability and are recorded in their entirety at their fair values, where changes in the fair value are recorded in the statement of income. Upon modification to the terms of some of the debentures and elimination of the terms that sets the linkage of the conversion price to the CPI, these liabilities were classified as a liabilities including an embedded derivative. For measurement purposes, the amount of the liability is to be separated into two components: the liability component having no conversion right, which is measured at amortized cost on the date of the modification to fair value net of the discount, which is amortized using the effective interest rate method, and the conversion option, which was classified as equity.

5.
Liability to the Office of the Chief Scientist in respect of government grants – in accordance with US GAAP, grants from the Chief Scientist in respect of research and development which embed a commitment for royalty payments to the State of Israel that are contingent on execution of future sales deriving from the development, were recorded as an offset from the related research and development expenses when the Company or its invetees where entitled to such grants. The liability for repayment with a corresponding charge to  expense that is included in the cost of sales is recorded when the payment of royalties to the Chief Scientist is triggered by the respective revenues. According to IFRS, up to December 31, 2008, government grants received from the Office of the Chief Scientist were recognized as a liability upon their receipt if it was reasonably assured that the economic benefits stemming from the research and development activities will lead to sales entitling the State to royalties. Amounts paid as royalties were recorded as repayment of the respective liability. Where economic benefits were not reasonably assumed, the grant receipts were recognized as a reduction of the research and development expenses in the statement of income. In such a case, the liability to pay royalties was accounted for as a contingent liability in accordance with IAS 37.

25

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands)

As a result, as of March 31, 2009, the balance of other payables increased by approximately $432, the liabilities for government grants increased by approximately $9,148, the balance of the investment in associates decreased by approximately $2,185, the balance of the Non-controlling interest decreased by approximately $1,451, investments in associates decreased by approximately $271, the research and development expenses decreased by approximately $5, the cost of sales increased by approximately $12, the financing income increased by approximately $368 against a corresponding decrease in the retained earnings (increase in accumulated deficit).

6.
Business combinations – Under IFRS 1, the Company elected not to restate to past business combinations. Accordingly, certain past transactions differed in their accounting and date of transaction for US GAAP and for IFRS as upon transition to IFRS the Company did not reassess transaction that occurred prior to transition date.

As a result, as of March 31, 2009, the balance of the investments in associates increased by approximately $6,334, the balance of the intangible assets declined by approximately $2,659 and the Company's share in the net loss of associates decreased by approximately $388 against the balance of the retained earnings (accumulated deficit).

7.
Presentation of financial income and expenses on a gross basis – in accordance with US GAAP, the financial income and expenses were presented on a net basis in the statement of income. According to IFRS, The Company separately presented the financial income and the financial expenses (gross presentation).

8.
Recording the balance of the capital reserves from translation differences at the transition date to retained earnings – pursuant to the relief provision provided in IFRS 1, the Company elected to record the balance of the capital reserves derived from translation of financial statements of foreign currency investees as of January 1, 2007 to the retained earnings

9.
Use of actuarial calculations in recording the assets and liabilities in respect of employee benefits – in accordance with US GAAP, liabilities for employee post-employment severance benefits were recognized on the basis of the full liability, on the assumption that all the employees will be terminated under conditions entitling them to full severance benefits (shut- down method), without taking into account discount rates, rates of future wage increases and future employee turnover. The employee benefits liability was presented seperately of the severance pay deposits. The severance pay deposits accrued against the liabilities were measured based on their redemption values at every balance sheet date. In addition, liabilities in respect of vacation and sick leave pay were calculated based on estimates of utilization and redemption, respectively. According to IFRS, all the net liabilities in respect of post-employment employee benefits and long-term other benefit plans are measured based on the provisions of IAS 19 (amended) regarding employee benefits. Post-employment benefits relating to defined benefit plans are measured, inter alia, based on actuarial estimates and capitalized amounts. Deposits that constitutes a plan asset are measured at fair value. In addition, the employee severance benefits are presented net of severance pay deposits. Amounts deposited with a related party in respect of employee severance benefits do not constitute plan assets and are presented as a separate asset. The Company elected under IAS 19 regarding employee benefits, the alternative whereby actuarial gains and losses deriving from changes in actuarial assumptions are recorded to retained earnings (accumulated deficit).

26

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands)

10.
Share-based payment – in accordance with US GAAP, the Company records the share based compensation as payroll expense against a corresponding  increase in additional paid in capital. Absent a specific instruction, according to IFRS, the Company elected to record the share based payment payrol expenses against  a corresponding increase in retained earnings.

In addition, in accordance with US GAAP, the Company recogizes expenses in connection with a share-based payment based on fair value for grants to employees and managers that were awarded or modified after January 1, 2003. According to IFRS, the Company applies the provision of IFRS 2 only to grants awarded after November 2, 2002 that had not yet vested as of January 1, 2007.

11.
Functional currency – in accordance with US GAAP, the functional currency of a certain subsidiary is the U.S. dollar. According to IFRS, based on the provisions of IAS 21 – "Impact of Changes in Foreign Currency Exchange Rates", the subsidiary's functional currency is the NIS, and, the subsidiary was defined as a foreign operation. Accordingly, the assets and liabilities of the subsidiary were translated into dollars based on the exchange rates on the balance sheet date. The revenues and expenses of the subsidiary were translated into dollars based on the the exchange rates in effect on the transaction dates or using average exchange rates for the period.

As a result of the difference in the functional currency of the subsidiary, the Company recorded a reserve for translation differences in the amount of approximately $4,239 of March 31, 2009, which were accrued commencing from January 1, 2007.

12.
Change in the accounting treatment of associated companies – in accordance with US GAAP, investments in companies in which the Company does not hold "in-substance-common stocks", are accounted for at cost subject to an examination of impairment in value, despite the Company's ability to significantly influence the investee's financial results or its financial policy. According to IFRS, if the Company has significant influence over the investee’s financial and operational affairs and results or its financial policy, the equity method of accounting is applied.

As a result, as of March 31, 2009, the investments in associates, net, increased by about $7,409, the balance of the other investments decreased by about $57,216 and the Company's share in the net losses of associates increased by about $2,833 against a corresponding decrease in the retained earnings.

13.
Measurment of assets and liabilities upon initial consolidation – in accordance with US GAAP, Wavion was initially consolidated in 2008 based on fair value in accordance with the provisions codified within ASC 810, regarding Variable Interests Entities. As a result, the excess of Elron's share in the fair value of Wavion over its reported amount of previously held interest, in the amount of approximately $3,434, was adjusted to reduce the excess cost allocated to technology. According to IFRS 3, the excess of Elron's portion in the fair value of Wavion's equity over its reported amount of previously held interest was recorded to shareholders' equity as a revaluation reserve in the amount of approximately $3,000 and will be amortized over a period of 5 years against retained earnings (accumulated deficit).

27

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands)

In addition, in accordance with US GAAP, Impliant was initially consolidated in 2008 based on fair value in accordance with the provisions codified within ASC 810 regarding Variable Interest Entites. As a result, the excess of Elron's reported amount of previously held interest over its portion in the fair value of Implant’s equity and loans in the amount of approximately $4,500 was allocated to IPR&D and as a result, was charged immediately to the Company’s results of operations. According to IFRS, upon consolidation the excess of the fair value of Elron's share in the capital of Impliant over carrying amount of the investment in the capital and in loans (which was prior to consolidation accounted for using the equity method of accounting), in the amount of  approximately $2,300, was recorded in a shareholders equity as a revaluation reserve. In addition, excess cost, in the amount of approximately $3,300, which was allocated to IPR&D, was not charged directly to the statement of income as required under US GAAP, but rather, was recognized as an asset in accordance with the provisions of IAS 38. The capital reserve derived upon initial consolidation will be classified to retained earnings (accumulated deficit) upon amortization of the intangible asset allocatd to the IPR&D.

14.
Allocation of losses to the Non-controlling interest – in accordance with US GAAP prior to adoption of ASC 810 guidance with respect to non-controlling interest, where the equity or ownership structure of a subsidiary is complex, for example when the non-controlling interest holds preferred shares or other senior debt that confers preference to the holder upon liquidation or distribution of a dividend, losses were not to be allocated to the non-controlling if such allocation will reduce the non-controlling interest below the lower of the non-controlling's investment and the value of the non-controlling interest's rights upon liquidation. According to IFRS, perior to the implemention of IAS 27 (revised), losses may be allocated to the non-controlling interest up to the amount of the non-controlling's investment, or further up to the amount of a guarantee provided by the non-controlling. As a result, as of March 31, 2009, the non-controlling interest under IFRS decreased by approximately $7,366 against a corresponding decrease in the retained earnings (increase of accumulated deficit).

28

Elron Electronic Industries Ltd.

ANNEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

A.	Details regarding investments in the consolidated financial statements as of March 31, 2010

	Rate of		Fully
	holdings		diluted	Carrying	Market value of
	in		rate of	value of	investment
	equity		holdings	investments	31.3.10	12.05.10
	%

Investments in group companies

Subsidiaries:
Starling Advanced Communication Ltd. (*)	68.05	(49.86)	59.58	(22,114)	11,147	11,832
Medingo Ltd. (*)	91.06	(49.79)	76.00	(2,096)
SyncRx Ltd. (*)	82.13	(41.15)	71.61	307
Actysafe Ltd.(*)	100.00	(50.10)	85.00	(83)
Xsights Ltd. (formerly: PaperLynx) (*)	95.05	(47.62)	78.54	(408)
Wavion Inc.	65.67		56.30	(415)

Associates:
Impliant Inc.	47.64		40.02	2,200
Given Imaging Ltd. (*)	31.96	(27.47)	26.17	104,202	223,464	187,309
Galil Medical Ltd. (*)	29.10	(20.52)	24.74	140
Notal Vision Inc.	27.09		20.19	711
Aqwise Ltd.	34.03		29.95	3,045
Teledata Ltd.	21.05		20.85	(4,200)
NuLens Ltd.	34.74		30.26	2,366
BrainsGate Ltd.	23.28		20.83	1,945
Safend Ltd.	25.69		20.53	(169)
Atlantium Inc.	23.44		20.22	10
Pocared Ltd.	31.51		30.32	536
Plymedia Inc.	27.55		21.84	10

Other investments:
GigOptix Inc.	8.30		N/A	2,928	2,928	2,890
BPT Ltd.	17.45		15.88	2,924
Jordan Valley Ltd.	19.58		18.16	8,071
EVS Ltd.	6.52		N/A	266	266	233
InnoMed Ventures L.P.	13.92		N/A	1,710

* Includes holdings through RDC. In parentheses Elron's effective holdings.

29

Elron Electronic Industries Ltd. English Translation of Financial Data from the Interim Consolidated Financial Statements Attributable to the Company As of March 31, 2010 Unaudited

Special report to the review of the separate interim financial information in accordance with Regulation 38d to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970

Introduction

We have reviewed the interim financial information disclosed in accordance with Regulation 38d to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970 of Elron Electronic Industries Ltd. ("the Company") as of March 31, 2010 and for the three months then ended. The Company's board of directors and management are responsible for the separate interim financial information. Our responsibility is to express a conclusion on the separate interim financial information based on our review.

We did not review the separate interim financial information taken from the financial statements of an investee, whose assets less attributable liabilities net, totaled approximately $ 29,967 thousand as of March 31, 2010 and the earnings from the investee amounted to approximately $ 642 thousand for the three months then ended. The financial statements of that company were reviewed by other auditors, whose review reports have been furnished to us, and our conclusion, insofar as it relates to the financial statements in respect of that company, is based on the review reports of the other auditors.

Scope of review

We conducted our review in accordance with Review Standard 1 of the Institute of Certified Public Accountants in Israel, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity." A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review and the review reports of other auditors, nothing has come to our attention that causes us to believe that the accompanying separate interim financial information is not prepared, in all material respects, in accordance with Regulation 38d to the Securities Regulations (Periodic and Immediate Reports), 1970.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
May 13, 2010	A Member of Ernst & Young Global

2

Financial Data and Information from the Interim Consolidated Financial Statements
Attributable to Elron Electronic Industries Ltd. ("the Company")

The following separate financial data and information attributable to the Company ("separate data") are derived from the Company's Interim Consolidated Financial Statements as of March 31, 2010, and for the three months then ended ("interim consolidated financial statements"), which form part of the Company's periodic reports. The separate data are presented in accordance with Regulation 38D of the Israel Securities Law Regulations (Periodic and Immediate Statements) – 1970.

The significant accounting policies followed in the preparation of the following separate data are identical to those applied in the preparation of the Company's consolidated annual financial statements for the year ended December 31, 2009 ("the Company's annual consolidated financial statements") and the Company's interim consolidated financial statements, apart from differences arising from compliance with the aforementioned regulations.

Presentation of transactions which were eliminated in the interim consolidated financial statements

Intercompany balances, transactions and cash flows between the Company and its subsidiaries were eliminated upon the preparation of the Company's interim consolidated financial statements.

In the separate data, such transactions are presented as follows:

■	Financial position data attributable to the Company include balances in respect of the Company's subsidiaries which were eliminated in the interim consolidated financial statements.

■
Income and loss data attributable to the Company include income and expenses of the Company resulting from transactions with its subsidiaries, which were eliminated in the interim consolidated financial statements.

■	Cash flow data attributable to the Company include cash flows between the Company and its subsidiaries which were eliminated in the interim consolidated financial statements.

3

 Elron Electronic Industries Ltd.

Data on the Financial Position Attributable to the Company as of

	Note		March 31		December 31
			2010	2009	2009
			Unaudited		Audited
			$ thousands	$ thousands	$ thousands

Current assets
Cash and cash equivalents			50,037	5,369	59,915
Other current assets			1,269	988	1,384
			51,306	6,357	61,299

Assets held for sale			141	-	-

			51,447	6,357	61,299

Non-current assets
Investments in subsidiaries and associates, net			165,100	227,294	166,006
Other investments (accounted as available for sale)			13,978	4,672	12,667
Property, plant and equipment, net			188	415	214
Other long-term receivables	2	A	16,794	8,148	12,904

			196,060	240,529	191,791

			247,507	246,886	253,090

4

Elron Electronic Industries Ltd.

Data on the Financial Position Attributable to the Company as of

	Note		March 31	March 31	December 31
			2010	2009	2009
			Unaudited		Audited
			$ thousands	$ thousands	$ thousands

Current liabilities
Trade payables			259	372	156
Other current liabilities			3,712	5,035	3,687
Severance pay and retirement obligation			-	1,451	-
			3,971	6,858	3,843

Liabilities held for sale			4,398	-	-

			8,369	6,858	3,843

Long-term liabilities
Long term loans from banks and others			30,000	30,000	30,000
Long term loan from shareholders			17,040	7,646	16,737
Other long term liabilities	2	B	77,311	79,079	76,041
			124,351	116,725	122,778

Total Liabilities			132,721	123,583	126,621

Equity attributable to the Company's shareholders
Issued capital			9,573	9,573	9,573
Share premium			190,328	190,328	190,328
capital reserves			11,096	5,394	10,067
Accumulated deficit			(96,211)	(81,992)	(83,499)

Total equity			114,786	123,303	126,469

			247,507	246,886	253,090

Arie Mientkavich	Zvi Slovin	Ari Bronshtein	Yaron Elad
Chairman of the Board of Directors	Co-Chief Executive Officer	Co-Chief Executive Officer	Vice President & Chief Financial Officer

Approval date of the interim consolidated financial statements: May 13, 2010

5

Elron Electronic Industries Ltd.

Data on the Income Attributable to the Company

	For the three months ended	For the three months ended	For the year ended
	March 31	March 31	December 31
	2010	2009	2009
	Unaudited		Audited
	$ thousands	$ thousands	$ thousands

Income
Financial income	338	8,435	1,342
	338	8,435	1,342

Cost and Expenses
General and administrative expenses	1,053	2,231	6,932
Financial expenses	1,313	326	3,322
Other expenses, net	2	99	1,660
	2,368	2,656	11,914

	(2,030)	5,779	(10,572)

Gain (loss) from disposal of businesses and associates and changes in holdings in associates, net	(194)	(69)	26,873
Loss from subsidiaries and associates	(10,673)	(17,874)	(30,605)

Loss attributable to the Company's shareholders	(12,897)	(12,164)	(14,304)

6

Elron Electronic Industries Ltd.

Data on the Comprehensive Loss Attributable to the Company

	For the three months ended	For the three months ended	For the year ended
	March 31	March 31	December 31
	2010	2009	2009
	Unaudited		Audited
	$ thousands	$ thousands	$ thousands

Loss attributable to the Company	(12,897)	(12,164)	(14,304)

Other comprehensive income (loss):

Changes in fair value of available for sale financial assets	1,310	-	5,001
Net change in fair value of available-for-sale financial assets classified to the statement of income	-	-	(84)
Foreign currency translation differences for foreign operations	(96)	(4,051)	(64)
Foreign currency translation differences charged to the statement of income upon disposal of an associate	-	-	(4,330)

Comprehensive income (loss) attributable to the Company	1,214	(4,051)	523

Other comprehensive income (loss) attributable to the Company's subsidiaries and associates	(29)	(56)	400

Total comprehensive loss attributable to the Company	(11,712)	(16,271)	(13,381)

7

Elron Electronic Industries Ltd.
Data on the Cash Flows Attributable to the Company

	For the three months ended	For the three months ended	For the year ended
	March 31	March 31	December 31
	2010	2009	2009
	Unaudited		Audited
	$ thousands	$ thousands	$ thousands

Cash flows from operating activities

Net loss	(12,897)	(12,164)	(14,304)

Adjustments to reconcile net loss to net cash used in operating activities:
Equity in losses of associates and consolidated companies	10,673	17,874	30,605
Depreciation	17	29	101
Financial (income) expenses, net	18	259	(287)
Stock based compensation	29	67	127
Accrued interest on loans from shareholders	302	(530)	1,561
Impairment of investments	-	-	1,455
Loss (gain) from sale of property and equipment	2	(1)	55
Loss (gain) from disposal of businesses and associates and changes in holdings in associates, net	194	66	(26,873)
Other	(150)	1,155	(1,037)
	11,085	18,919	5,707

Changes in assets and liabilities of the Company:
Decrease (increase) in other current assets	115	188	(151)
Increase in long term receivables	(3,890)	(102)	(358)
Increase (decrease) in trade payables	103	96	(120)
Increase (decrease) in other long term liabilities	1,270	(8,028)	624
Increase (decrease) in other current liabilities	25	(620)	1,161
	(2,377)	(8,466)	1,156

Cash paid and received during the year for:
Interest paid	(117)	(259)	(727)
Interest received	99	-	1,014
	(18)	(259)	287

Net cash used in operating activities	(4,207)	(1,970)	(7,154)

8

Elron Electronic Industries Ltd.

Data on the Cash Flows Attributable to the Company (Cont.)

	For the three months ended	For the three months ended	For the year ended
	March 31	March 31	December 31
	2010	2009	2009
	Unaudited		Audited
	$ thousands	$ thousands	$ thousands

Cash flows from investment activities
Purchase of property and equipment	-	-	(2)
Investment in associates and subsidiaries	(5,682)	(2,324)	(17,317)
Proceeds from sale of property and equipment	11	1	76
Proceeds from sale of associates and subsidiaries	-	-	63,206
Dividend received from associates and subsidiaries	-	3,673	8,117

Net cash provided by (used in) investment activities	(5,671)	1,350	54,080

Cash flows from financing activities
Receipt of long-terms loans from shareholders	-	2,000	9,000

Net cash provided by financing activities	-	2,000	9,000

Increase (decrease) in cash and cash equivalents	(9,878)	1,380	55,926

Cash and cash equivalents as of beginning of the period	59,915	3,989	3,989

Cash and cash equivalents as of end of the period	50,037	5,369	59,915

9

Elron Electronic Industries Ltd.

ADDITIONAL INFORMATION

U.S.D in thousands

1.         General

The accompanying condensed separate financial data have been prepared in accordance with Regulation 38D of the Israel Securities Law Regulations (Periodic and Immediate Statements) – 1970.

Pursuant to the decision of the Company's Board of Directors from November 12, 2009, on January 6, 2010, the Company's shares were de-listed from trading on the NASDAQ exchange. Elron further intends to terminate the registration of its ordinary shares as soon as possible under U.S. Securities and Exchange ("SEC") rules. The Company does not expect such deregistration to take effect earlier than the first quarter of 2011, if at all.

In the first quarter of 2010 Elron commenced reporting in accordance with the reporting obligations under the Israel Securities Law (1968) applicable to reporting companies in Israel which are not dual-listed. Up until January 2010, the Company reported in accordance with the reporting obligations under the Israel Securities Law applicable to reporting companies in Israel which are dual-listed.

As a result, the Company did not present separate financial data for December 31, 2009 and the year then ended. Therefore, the accompanying separate financial data should be read in conjunction with the Company's annual consolidated financial statements and the Company's interim consolidated financial statements and accompanying notes.

2.          Additional Information and Accompanying Notes

A.        Long term receivables

Long term receivables include loans granted by the Company to its subsidiary, RDC – Rafael Development Corporation Ltd. ("RDC"). For further details concerning loans granted by the Company to RDC, see note 3d to the interim consolidated financial statements.

B.        Other long term liabilities

Other long term liabilities include liabilities towards Elbit Ltd. ("Elbit") which is a fully owned subsidiary of Elron. Such liabilities include non-interest bearing and unlinked NIS capital notes.

On December 31, 2009, Elbit distributed a dividend to Elron in the amount of approximately $15,000 which partially paid off one of the capital notes in the amount of approximately $12,000.

10

Liabilities report of the Company by repayment date
Section 36a to the Israel Securities Law (1968)
Report as of March 31, 2010
Following are the liabilities of the Company by repayment date:
The following data are presented in NIS and were translated from USD to NIS using the exchange rate as of March 31, 2010 (1 USD = 3.713 NIS)

A. Debentures issued to the public by the reporting Entity and held by the public, excluding debentures held by the Company's parent ,controlling shareholder, companies controlled by one of the parties mentioned above or by companies controlled by the company - based on separate financial data of the Entity ("Solo" reports) (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0
Second year	0	0	0	0	0	0
Third year	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0
Total	0	0	0	0	0	0

B. Private debentures and non-bank credit, excluding debentures or credit granted by the Comapny's parent, controlling shareholder, companies controlled by one of the parties mentioned above or by companies controlled by the company - based on separate financial data of the Entity ("Solo" reports) (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0
Second year	0	0	0	0	0	0
Third year	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0
Total	0	0	0	0	0	0

C. Bank credit from Israeli banks - based on separate financial data of the Entity ("Solo" reports) (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	1,860
Second year	0	0	0	111,390	0	429
Third year	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0
Total	0	0	0	111,390	0	2,289

D. Bank credit from non-Israeli banks - based on separate financial data of the Entity ("Solo" reports) (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0
Second year	0	0	0	0	0	0
Third year	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0
Total	0	0	0	0	0	0

E. Summary of tables A-D, totals of: bank credit, non-bank credit and debentures - based on separate financial data of the Entity ("Solo" reports) (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	1,860
Second year	0	0	0	111,390	0	429
Third year	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0
Total	0	0	0	111,390	0	2,289

F. Off-balance credit exposure - based on separate financial data of the Entity ("Solo" reports) (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	15,595	0
Second year	0	0	0	0	0	0
Third year	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0
Total	0	0	0	0	15,595	0

G. Off-balance credit exposure of all consolidated companies, excluding companies that are considered as reporting companies, and excluding the reporting Company's data described above in Table F (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0
Second year	0	0	0	0	0	0
Third year	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0
Total	0	0	0	0	0	0

H. Totals of: bank credit, non-bank credit, and debentures of all consolidated companies, excluding companies that are considered as reporting companies and excluding the data of the reporting Entity described above in Tables A-D (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	39,200	0	1,319
Second year	0	0	0	38,058	0	3,668
Third year	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	20,050	0
Total	0	0	0	77,258	20,050	4,987

I. Total credit granted to the reporting Entity by the parent company or controlling shareholder, and total amounts of debentures issued by the reporting Entity that are held by the parent company or controlling shareholder (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0
Second year	60,101	0	0	0	0	2,887
Third year	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0
Total	60,101	0	0	0	0	2,887

J. Credit granted to the reporting Entity by companies controlled by the parent company or by the controlling shareholder, and are not controlled by the reporting Entity, and debentures issued by the reporting Entity held by companies controlled by the parent company or by controlling shareholder and are not controlled by the reporting Entity (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0
Second year	0	0	0	0	0	0
Third year	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0
Total	0	0	0	0	0	0

K. Credit granted to the reporting Entity by consolidated companies and debentures issued by the reporting Entity held by consolidated companies (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0
Second year	0	0		0	0	0
Third year	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0
Total	0	0	0	0	0	0